SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

10.1 Executive officers’ comments on:

Introduction

The financial information referred to below has been extracted from our consolidated financial statements for the fiscal years ended on December 31, 2008, 2009 and 2010. The financial statements for the fiscal year ended on December 31, 2008 were audited by Ernst & Young Auditores Independentes, and the financial statements for the fiscal years ended on December 31, 2010 and 2009 were audited by Deloitte Touche Tohmatsu Auditores Independentes, as indicated in the respective auditors’ opinions.

The financial information referred to below for the fiscal years ended on December 31, 2008, 2009 and 2010 has been prepared under the responsibility of our Management, in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board – IASB and with the accounting practices adopted in Brazil. The accounting practices adopted in Brazil include those provided for in the Brazilian corporate laws and the Pronouncements, Directions and Interpretations issued by the Accounting Pronouncements Committee – CPC and approved by the CVM (Brazilian Securities and Exchange Commission).

We also refer to the information for the fiscal year ended on December 31, 2009 as compared to the information referring to the fiscal year ended on December 31, 2008, prepared in conformity with the BR GAAP, whose balances were presented in the 2009 Reference Form, in order to allow for comparison between information.

The comparative balances of December 31, 2009 and January 1, 2009 (equivalent to the balance of December 31, 2008) informed in the Reference Form of 2009, were repeated in the financial statements of 2010, according with the new accounting practices adopted in Brazil. Data shown in the tables without indication of the accounting standard applicable to the 2009 financial data are data that are not changed by reason of the change in the accounting standard.

For further information about the effects of the adoption of IFR’s of the new accounting practices adopted in Brazil over the financial statements of the Company, see item 10.4 a) and b) of this form.

Finally, the information included in this item relating to our branch of activity, as well as the estimates with respect to market share, have been obtained from internal surveys, public information and publications about the industry. Information contained in reports prepared by official public sources, such as the Brazilian Central Bank (BACEN), the Brazilian Geography and Statistics Institute (IBGE), the Brazilian Airport Infrastructure Company (INFRAERO), among others, was also included. The information contained in such publications was extracted from sources deemed to be trustworthy; however, we may not assure the accuracy and integrity of such information. The referred internal surveys and estimates have not been independently verified.

a. General financial and equity conditions

We are one of the largest low-cost low-fare companies in the world in terms of transported passengers, according to IATA, and the largest Latin America company in this category that offers frequent flights in rotes connecting all the main cities in Brazil among them as well as with the main cities in South America and selected tourism destinations in the Caribbean. We believe that, with our young and standardized operating fleet of 114 Boeing 737 aircraft, we have the largest number of frequencies of any air company in the Brazilian market for passenger air transportation.

At March 31, 2011, we offered approximately 900 daily flights to 59 destinations connecting the most important cities in Brazil, as well as the main destinations in Argentina, Bolivia, Curacao, Aruba, Chile, Colombia, Paraguay, Uruguay and Venezuela.

We believe that our strong liquidity and cash position are essential factors for our success. Our strong balance sheet increases our capacity to establish partnerships, deal with suppliers, mitigate volatility impacts of the financial markets on our results, strengthen our financial recovery capacity and ensure the implementation of our growth strategy.

We have a strong balance sheet, especially as far as it concerns cash, made up of cash and cash equivalents, short term investments and restricted cash, which accounted for approximately 28.3% of our net operating revenue in the last twelve months, in the year 2010 (23.9% in 2009 and 9.2% in 2008). We are also committed to have no significant financial debt maturities coming due within three years. To this effect, we believe that a solid balance sheet, allied to our cash flow generation, will improve even more our financial flexibility in order to allow us to promptly react to market changes and exploit new opportunities.

Our leverage ratio (represented by adjusted gross debt / EBITDAR in the last twelve months) was 5.0 times in 2010, against 6.4 times in 2010 and 11.6 in 2008. The adjusted net debt (adjusted gross debt net of cash) / EBITDAR was 3.7 times in 2010, against 5.2 times in 2009 and 10.8 times in 2009, in line with the targeted leverage ratio level for 2010 year-end, and has placed us among the group of air carriers that reduced their leverage and generated cash.

Below is a summary of the equity accounts and the selected financial indicators for the fiscal years ended on December 31, 2008, 2009 and 2010:

Balance Sheet (in thousands of reais)	2010	2009	2008
Cash and cash equivalents	1,955.9	1,382.4	169.3
Financial investments	22.6	40.4	245.6
Accounts receivable	303.1	519.3	344.9
Deposits	715.4	805.1	493.5
Total assets	9,063.8	8,720.1	7,131.9
Short-term loans	346.0	591.7	967.5
Shareholders’ equity	2,929.2	2,610.0	1,071.6

At December 31, 2010, our consolidated fixed assets totaled R$3,461.0 million, mainly comprising (i) R$2,210.4 million referring to financial mercantile lease of 39 aircraft, (ii) R$751.8 million referring to the acquisition of replacement and rotable parts, and (iii) R$308.5 million referring to prepayments made to Boeing for the acquisition of 17 model 737-800 Next Generation aircraft, as part of our fleet expansion plan, as shown in the table below:

Operating Fleet Plan*	2011	2012	2013	2014	2015
B737-700 NG	40	40	40	40	40
B737-800 NG	75	79	81	85	91
Total	115	119	121	125	131
*contemplates aircraft acquired under operating and financial lease

In addition to the assets mentioned above, we also hold concessions for use of buildings at airports and hangars in Brazil, among which is part of hangar at Congonhas airport, where we perform maintenance services in the aircraft. We also have a state-of-the-art Aircraft Maintenance Center in Confins, State of Minas Gerais. The certification granted to our company authorizes maintenance services for Boeing 737-300s and for Boeing 737-700 and 800 Next Generation. We use the new facility for performing heavy maintenance of airframe, preventive maintenance, aircraft painting and aircraft internal configuration restructuring.

b. Capital structure and possibility of redemption of shares or quotas, indicating (i) event of redemption and (ii) formula for calculation of the redemption value:

At December 31, 2010, our shareholders’ equity totaled R$ 2,929.2 million, representing a growth of 12.2% over the shareholders’ equity of R$2,610.0 recorded at December 31, 2009, due to the capital increase in the amount of R$120.9 million and to the net profit for the year of R$214.2 million.

At December 31, 2010, our capital stock was made up of 270,336,668 shares, of which 137,032,734 are common shares and 133,303,934 are preferred shares. Our main shareholder is Fundo de Investimento em Participações ASAS, currently named Fundo de Investimento em Participações Volluto, which holds 100% of our common shares, 27.0% of our preferred shares and 64.0% of our total capital stock. At December 31, 2010, we held 32.0% of our outstanding shares.

The percentage interests of each shareholder indicated in the table below are based on the amount of 137,032,734 common shares and 133,303,934 preferred shares outstanding as of December 31, 2010.

	Common		Preferred		Total
	Shares	(%)	Shares	(%)	Shares	(%)
Fundo de Investimento em
Participações Volluto (1)	137,032,718	100.0%	35,963,279	27.0%	172,995,997	64.0%
Executive Officers	16	0%	1,891,842	1.4%	1,891,858	0.7%
Treasury shares	–	–	454,425	0.3%	454,425	0.2%
Alliance Bernstein L.P			8,510,417	6.4%	8,510,417	3.1%
Market	–	–	86,483,971	64.9%	86,483,971	32.0%
	137,032,7		133,303,9		270,336,6
Total	34	100.0%	34	100.0%	68	100.0%

(1) Fundo de Investimento em Participações Volluto is equally controlled by brothers Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

In the fiscal years ended on December 31, 2009 and 2008, our shareholders’ equity totaled R$ 2,610.0 million, and R$ 1,071.6 million, respectively. The variation between 2009 over 2008 was mainly due to the net profit of R$890.8 million and to the capital increase resulting from the primary public distribution of shares in the total amount of R$627.1 million.

Finally, we inform that there is no possibility of redemption of our shares, except in those cases provided for in the law.

c. Capacity to pay undertaken financial commitments

Liquidity

In managing our liquidity, we take into account our cash (represented by cash, cash equivalents, restricted cash and short-term investments) as well as our accounts receivable balances. Our accounts receivable balance is affected by the payment terms of our credit card receivables. Our customers can purchase seats on our flights using a credit card and pay in installments, typically creating a one-or two-month lag between the time that we pay our suppliers and expenses and the time that we receive payment for our services. When necessary, we obtain working capital loans, which can be secured by our receivables, to finance the sale-to-cash collection cycle. We have a strong balance sheet, especially our cash and cash equivalents position which amount to at least 28.3% of our last twelve months’ net operating revenues. We are also committed to have no significant financial debt maturities coming due within any three-year horizon.

The following table sets forth liquidity data:

Key Liquidity Indexes in IFRS	2010	2009	Var %	2008	Var%
Cash (1)	2,013.0	1,448.9	38.9%	598.2	236.5%
Receivables	303.1	519.3	-41.6%	344.9	-12.1%
Total Immediate Liquidity	2,316.1	1,968.2	17.7%	943.1	145.6%
Prepayments of aircraft	308.5	804.6	-61.7%	957.2	-67.8%
Total Cash Deposits	2,624.6	2,772.8	-5.3%	1,900.3	38.1%
(1) Corresponds to the sum of the cash, cash equivalents, restricted cash and financial investments, as shown in the financial statements.

At December 31, 2010, our total cash was R$2,013.0 million, comprised by R$1.955.9 in cash balance and R$22.6 million in immediate liquid financial investments and R$34.5 million in restricted cash. The increase in total liquidity as compared to 2009 is mostly due to the historic positive operating results with their consequent operating cash generation; and to the several measures in 2010 towards increasing our liquidity such as the senior notes issue in the total amount of US$535.5 million (corresponding to US$300 million at the issue date) with maturity date in 2020 and our 4th debenture issuance in the total amount of R$600 million. Short-term receivables include credit card sales, the Voe Fácil installment payment program, accounts receivables from travel agencies and cargo transportation. At the end of 2010, we had decreased the volume of short-term receivables by 41.6% as compared to 2009, due to: (i) reduction in the volume of advanced sales due to lesser occurrence of promotions during year 2010 as compared to the previous year, which generated a decrease in advanced sales; (ii) a more competitive price scenario in the second semester of 2009, and (iii) an increased in the volume of discounted trade notes.

At December 31, 2010, we had R$308.5 million deposited with Boeing as advances for aircraft acquisitions, a decrease of 61.7% as compared to December 31, 2009, mainly due to the higher number of new aircraft scheduled to be delivered from Boeing under our fleet plan in the next 18 months as compared to the same period in 2009. As a result, our total cash deposits were R$2,590.0 million at December 31, 2010 as compared to R$2,765.6 million at December 31, 2009.

At December 31, 2009, our total cash was R$1,441.7 million, comprised by R$18.8 million in restricted cash balance that guarantee part of the transactions with the BNDES, BDMG and hedge transactions. The increase in total liquidity as compared to 2008 is mainly due to the operating cash flow generation and to the several measures taken in 2009 to the effect of increasing liquidity, such as the capitalization announced in the second quarter, of R$ 203.5 million, the issuance of debentures in the amount of R$ 400 million, the receipt of R$ 252.7 million relating to the Smiles co-branded credit card agreement, and the conclusion of the global shares offering in the net amount of R$ 600.3 million. Short-term receivables include credit card sales, the Voe Fácil installment payment program, accounts receivables from travel agencies and cargo transportation. At the end of 2009, we had considerably increased the volume of short-term receivables as compared to 2008, due to our better operating performance in 2009, which resulted in an increase of 50.6% in our short term receivables at December 31, 2009 as compared to December 31, 2008.

At December 31, 2009, we had R$804.6 million deposited with Boeing as advances for aircraft acquisitions, a decrease of 12.1% as compared to December 31, 2008, mainly due to the refund of approximately R$ 40 million of a credit facility for advanced payment of aircraft in December 2009 and to the lower number of aircraft planned to be delivered from Boeing under our fleet plan in the next 18 months as compared to the same period in 2008. As a result, our total cash deposits were R$2,765.6 million at December 31, 2009 as compared to R$1,893.7 million at December 31, 2008.

We expect to effect payments for the acquisition of aircraft out of funds derived from the revenues of our operations, short-term credit facilities and/or manufacturer financing. We expect to finance the balance of the acquisition price of the Next Generation Boeing 737-800 aircraft from a combination of sources, such as cash and cash equivalents, revenues from our operations, bank financing at low interest rates, sale and leaseback transactions, debt or capital notes offering and/or manufacturer financing.

At December 31, 2010, our current ratio, which is result of dividing the current assets by the current liabilities, was 1.6 as compared to 1.0 in 2009, and 0.6 in 2008. Such reduction was mainly due to the reduction in short-term loans and financings and cash increase (represented by cash and short-term investments), which currently covers our short-term transactions by 5.7 times, as compared to 2.4 in 2009 and 0.6 in 2008.

In the twelve-month period of the fiscal year ended on December 31, 2010, we recorded EBITDAR (defined by us as operating earnings before taxes, depreciation, amortization and aircraft leasing costs) of R$ 1,535.0 million, with 22% margin, as compared to R$ 1,206.8 million with 20.0% margin in the twelvemonth period of year 2008. Our total debt, as of that same date, was R$ 3,741.1 million. Our adjusted gross debt (which considers the sum of the total debt with the product of 7 times the annualized lease expenses), was, at that same date, R$ 7,630.6 million, as compared to R$7,688.6 million in 2009 and R$7,935.5 million in 2008. Our leverage ratio, expressed as the total adjusted debt divided by the net revenue in the last 12 months at the end of 2010 was 5.0, as compared to 6.4 recorded in 2009 and 11.6 in 2008. We believe that such ratio, usually adopted by the risk rating agencies to measure air carriers’ financial capacity, considering that a significant number of aircraft in our industry is leased, shows our increasing evolution in leverage reduction.

We believe that our current capital structure is adequate for meeting our investments and liabilities, once we currently have an expressive cash position, do not have relevant cash needs for repayment of loans and financings in the next years and have recorded positive operating cash generation for 10 consecutive quarters.

d. Sources of financing for working capital and for investments in non-current assets currently used

Our strategy is to rely primarily on cash flows from operations to provide working capital for current and future operations. Our operating cash flows are affected by the requirement under the terms of certain of our aircraft operating lease agreements that we establish maintenance reserve deposit accounts for our aircraft that must be funded at specified levels. Funds will be drawn from the maintenance reserve accounts to reimburse for certain structural maintenance expenditures incurred. We believe the amounts deposited and to be deposited plus our own cash resources will be sufficient to service our future aircraft and maintenance costs for the duration of the applicable operating leases.

e. Sources of financing for working capital and for investments in non-current assets the company intends to use for meeting liquidity weaknesses

When necessary, we obtain working capital loans, which can be secured by our receivables, to finance the sale-to-cash collection cycle. We have a strong balance sheet, especially our cash and cash equivalents position, which amount to at least 28.3% of our trailing twelve months’ net operating revenues.

We are also committed to have no significant financial debt maturities coming due within any three-year horizon.

f. Debt levels and details of such debts, also describing:

(i) relevant loan and financing agreements

The following table sets forth the maturity dates and interest rates of our liabilities, arising out of loans and financing as of December 31, 2010, 2009 and 2008:

		Actual
(In Thousands of Brazilian Reais)		average
		interest
		rate p.a.	Consolidated
	Maturity	12/31/10	12/31/10	12/31/09	12/31/08
Short-Term Debt:
Local currency:
Working Capital	Aug, 2010	2.68%	-	160,000	50,000
BNDES Loan	Jul, 2012	8.66%	14,352	14,352	14,181
BNDES-Safra loan	Mar, 2014	11.46%	27,550	-	-
BDMG Loan	Jan, 2014	8.05%	3,376	2,800	2,567
Interest			19,721	3,309	1,686
			64,999	180,461	68,434
Foreign currency (in U.S. Dollars):
Working Capital	Aug, 2010	2.68%	83,803	-	-
PDP Facility I	Feb, 2010	-	-	111,585	697,719
PDP Facility II	Dec, 2010	2.74%	-	131,836	-
IFC Loan	Jul, 2013	4.15%	13,885	14,510	19,475
FINIMP	Jun, 2011	2.69%	2,718	-	-
Interest			33,969	16,624	23,876
			134,375	274,555	741,070
			199,374	455,016	809,504

Financial Lease	Dec, 2021		146,634	136,679	157,948
Total Short-Term Debt			346,008	591,695	967,452

Long-Term Debt:
Local currency:
BNDES	Jul, 2012	8.66%	8,372	22,725	36,633
BNDES –Safra Loan	Mar, 2014	11.46%	70,934	-	-
BDMG	Jan, 2014	8.05%	27,332	10,056	12,593
Debentures	Sep, 2015	12.63%	593,870	374,045	-
			700,508	406,826	49,226
Foreign currency (in U.S. Dollars):
IFC Loan	Jul, 2013	4.15%	27,770	43,530	77,900
Senior Bonus I	Apr, 2017	7.50%	347,501	360,993	481,630
Senior Bonus II	Jul, 2020	9.25%	487,887	-	-
Perpetual Bonus	-	8.75%	297,944	310,079	414,468
			1,161,102	714,602	973,998
			1,861,610	1,121,428	1,023,224

Financial Lease	Dec, 2021		1,533,470	1,420,739	1,429,213
Total Long-Term Debt			3,395,080	2,542,167	2,452,437
			3,741,088	3,133,862	3,419,889

Maturity dates and rates	Maturity date	Contract Rate	Currency
Working capital	Aug/10	118.0% of CDI	Real
BNDES	Jul/12	TJLP +2.65%	Real
BNDES-Safra	Mar/14	TJLP +5.5%	Real
BDMG	Jan/14	IPCA +6.0%	Real
Debentures (3rd Issue)	Nov/14	126.5% of CDI	Real
Debentures (4th Issue)	Sep/15	118.0% of CDI	Real
IFC Loan	Jul/13	Libor +3.75%	Dollar
PDP Facility I	Feb/10	Libor + 0.5%	Dollar
PDP Facility I	Dec/10	Libor + 2.45%	Dollar
Senior Notes 2017	Apr/17	7.50%	Dollar
Senior Notes 2020	Jul/20	8.75%	Dollar
Perpetual Bonus	n/a	8.75%	Dollar

Financial Debt Schedule as of	2011	2012	2013	2014	2015	> 2015	Total
12/31/10 (R$MM)
In Local Currency	129.0	40.6	35.3	17.5	598.0	9.1	829.5
Working Capital	83.8	-	-	-	-	-	83.8
BDMG	3.4	3.3	6.4	4.4	4.1	9.1	30.7
BNDES	14.3	8.4	-	-	-	-	22.7
BNDES-Safra	27.5	28.9	28.9	13.1	-	-	98.4
Debentures	-	-	-	-	593.9	-	593.9
In Foreign Currency	16.6	13.9	13.9	-	-	835.4	879.8
IFC	13.9	13.9	13.9	-	-	-	41.7
FINIMP	2.7	-	-	-	-	-	2.7
Senior Notes	-	-	-	-	-	835.4	835.4
Total	145.6	54.5	49.2	17.5	598.0	844.5	1,709.3

Financial Debt Schedule as of	2010	2011	2012	2013	2014	> 2014	Total
12/31/09 (R$MM)
In Local Currency	177.1	110.9	105.1	96.6	94.3	-	584.0
Working Capital	160.0	-	-	-	-	-	160.0
BDMG	2.8	3.1	3.1	3.1	0.8	-	12.9
BNDES	14.3	14.3	8.5	-	-	-	37.1
Debentures	-	93.5	93.5	93.5	93.5	-	374.0
In Foreign Currency	14.5	14.5	14.5	14.5	-	361.0	419.0
IFC	14.5	14.5	14.5	14.5	-	-	58.0
Senior Notes	-	-	-	-	-	361.0	361.0
Total	191.6	125.4	119.6	111.1	94.3	361.0	1.003.0

Financial Debt Schedule as of	2009	2010	2011	2012	2013	> 2013	Total
12/31/08 (R$MM)
In Local Currency	66.7	17.7	17.7	10.4	3.1	0.2	116.0
Working Capital	50.0						50.0
BDMG	2.6	3.1	3.1	3.1	3.1	0.2	15.2
BNDES	14.2	14.7	14.7	7.3	-	-	50.8
In Foreign Currency	19.5	19.5	19.5	19.5	19.5	481.6	579.0
IFC	19.5	19.5	19.5	19.5	19.5	-	97.4
Senior Notes	-	-	-	-	-	481.6	481.6
Total	86.2	37.2	37.2	29.9	22.6	481.8	695.0

Following we describe our relevant financial agreements as of December 31, 2010, 2009 and 2008:

Working capital: At December 31, 2010, we had R$83,803, equivalent to USD50,000 (R$160,000 in 2009 and R$50,000 in 2008) in a working capital loan with a financial institution. Together with the loan, we entered into a swap transaction, changing the actual loan cost to 118% of the CDI-over, in local currency (10.89% at December 31, 2009 and 15% at January 01, 2009). At December 31, 2010, the Company had no guarantee amounts recorded for such purpose.

Long-Term Loan in Local Currency with the BNDES: At May 29, 2006, we entered into a local currency long-term loan transaction in the amount of R$75.7 million with the BNDES. The direct credit facility approved by the BNDES was used for financing a major part of the expansion of the Aircraft Maintenance Center facilities in Confins International Airport, in Minas Gerais State, for acquisition for domestic equipment and materials. The financing requires bank deposit certificates by way of guarantee in the minimum amount of R$8,000, accounted for as restricted cash.

Long-Term Loan in Local Currency with the BNDES – Banco Safra Onlending: At March 31, May 26, and September 27, 2010 we entered into local currency long-term loan transactions in the amount of R$44.4 million, R$23 million and R$33.7 million, respectively, with the BNDES through its “Finame Moderniza BK” indirect onlending program. The loan proceeds were used for modernization of turbines in specialized domestic workshops. Funding term is of 48 months, with six-month grace period and monthly repayments of the principal amount. Interests are paid monthly based on the TJLP interest rate, added by 5.5% p.a. At December 31, 2010, the Company had no guarantee amounts recorded with reference to this credit facility.

Long-Term Loan from the International Finance Corporation (IFC): At June 29, 2006, we entered into a long-term loan agreement with the International Finance Corporation (IFC) in the amount of US$50.0 million, corresponding to R$108.0 million at the funding date. The IFC financing is used for acquisition of replacement parts and for working capital purposes. The financing term is of six years, being guaranteed by parts and equipment at market value, of at least 1.25 times the outstanding debt amount.

Long-Term Loan in Domestic Currency with BDMG (Banco de Desenvolvimento de Minas Gerais): At July 04, 2007, we entered into a local currency long-term loan agreement with BDMG (Banco de Desenvolvimento de Minas Gerais) in the amount of R$14.0 million, for partially financing the investments and the operating expenses of the Aircraft Maintenance Center in Confins International Airport, Minas

Gerais State. The financing requires bank deposit certificates by way of guarantee in the minimum amount of R$26,500, accounted for as restricted cash.

FINIMP Loan in Local Currency with Banco do Brasil: At December 31, 2010, we had a local currency short-term loan agreement in effect in the amount of R$2.7 million with Banco do Brasil. The funds shall be used for financing the import of aircraft parts and components. The loan term is of one year, with principal and interests to be repaid at the maturity date, on July 14, 2011. The interest rate for this transaction is Libor plus 1.5%. The financing requires a promissory note by way of guarantee in the amount of R$3.9 million (corresponding to US$2.3 million) at December 31, 2010.

Debentures: At September 21, 2010, we approved the fourth public issue of 600 simple, non-convertible, sole series, unsecured debentures with personal guarantee issued by VRG, in the nominal unit value of R$0.1 million, totaling R$600.0 million, intended for (a) advanced redemption of all the debentures of the 3rd issued of simple, non-convertible, sole series, personal guarantee debentures, (b) working capital, or (c) re-profiling of Issuer’s liabilities. The maturity term of the debentures is five (5) years counted from their issue date, maturing, therefore, at September 30, 2015. The debentures bear interest corresponding to the accumulated variation of 118% of the daily average rates of the “over extra group” one-day Interfinancial Deposits, as daily determined and disclosed by the CETIP, in the daily release published on its webpage. This issue is subject to full advanced redemption by the issuer at any time and at its sole discretion, upon payment of the Nominal Unit Value, added by (i) yield calculated on a pro rata temporis basis since the payment date of the latest obligations provided for in the indenture, up to the actual redemption date, as well as fine and interest for late payment, if any, and (ii) a premium equivalent to (a) 1.10% on the nominal unit value added by the corresponding yield, if the redemption occurs prior to and including September 30, 2011, and (b) 0.55% of the nominal unit value, added by the corresponding yield, if the redemption occurs from October 01, 2013 until the maturity date. We are committed to cause the debentures to bear a certain financial index, calculated based on our financial statements, which may require acceleration of maturity in case such index is not achieved.

Foreign Currency Loan for advances for aircraft acquisition (PDP Facility): At October 15, 2007, our subsidiary, SKY Finance, entered into a financing agreement in US Dollars with eight international banks leaded by Calyon and Citibank in the amount of R$560,418 (US$310 million), which funds are used for advances for acquisition of 21 Next Generation Boeing 737 aircraft with scheduled deliveries until 2010. The maturity date of the financing is February 2010, and the interest date thereof is LIBOR plus 1.0% p.a. The collateral granted to the above mentioned institutions is the right to purchase the 21 aircraft thus financed.

At December 16, 2009, our subsidiary, SKY Finance II, entered into a financing agreement with Natixis Transport Finance in the amount of R$185,691 (US$106 million), which funds are used for advances for acquisition of 7 Next Generation Boeing 737 aircraft with scheduled delivery dates until December 2010. The maturity date of the financing in US Dollars is December 2010, and the interest date thereof is LIBOR plus bank spread of 2.45% p.a. The loan is guaranteed by the right to purchase the 7 aircraft.

Senior Bonus: At Mach 22, 2007, our controlled company, Gol Finance, raised funding from the issue of senior bonus in US Dollars in the par value of US$225.0 million, corresponding to R$463.5 million at the funding date, which issue was guaranteed by our company. The funds thus raised are being used for financing aircraft acquisition, in supplementation to own funds and to bank loans guaranteed by the Ex-Im Bank of the United States. The maturity date of the senior bonds is in 2017, at the interest rate is 7.50% p.a.

At July 13, 2010, our controlled company, Gol Finance, raised funding from the issue of senior bonds in US Dollars in the par value of US$200.0 million, corresponding to R$525.5 million at the funding date, guaranteed by our company. The funds thus raised were used for payment of debts maturing in the next three years. The maturity date of the senior bonus is 2020, at the interest rate of 8.50% p.a.

Perpetual Bonus: At April 05, 2006, our controlled company, Gol Finance, raised funds from the issue of perpetual bonus denominated in US Dollars in the par value of US$200.0 million, corresponding to R$426.9 million at the funding date, which issue is guaranteed by our company. The funds thus raised are being used for financing aircraft acquisition, in supplementation to own funds and bank loans guaranteed by the Export-Import Bank of the United States. Perpetual bonuses have no predetermined maturity date, and may be redeemed at par value after five years from the issue thereof.

(ii) other long-term commitments with financial institutions

At December 31, 2010, we had no long-term transactions with financial institutions other than those mentioned in the preceding item.

(iii) subordination between debts

Our debts are not subject to any contractual subordination clauses. In our financial mercantile lease agreements, lessor has priority, as regards the other creditors, upon the recovery of the aircraft, under the terms of the applicable agreement.

(iv) eventual restrictions imposed on the Company, especially in relation to indebtedness and new debt contracting limits, distribution of dividends, disposal of assets, issue of new securities and disposal of share control

Our long-term loans, excluding perpetual bonus aircraft financial lease, in the aggregate amount of R$1,563.4 million at December 31, 2010, are subject to usual covenants and restrictions including, without limitation, the obligation to comply with the predefined indexes for coverage of interest expenses and debt liquidity.

We are required to comply with certain financial and performance indexes, measured based on consolidated financial statements, such as (1) net debt/EBITDAR ratio, (2) current assets/current liabilities ratio, (3) EBITDA/debt repayment ratio, (5) liquidity ratio, and (6) debt coverage. At December 31, 2010, we were in compliance with all the covenants.

The debentures issued in the third quarter of 2010 demand certain debt repayment coverage indexes to be complied with, which is defined as the ratio between our cash flow and the debt repayment (total principal and interest paid) due in each fiscal year. VRG is required to keep a ratio of at least one hundred and thirty percent (130%), measured always at the end of each respective period, for compliance with such requirement. In addition, VRG is also required to keep its financial leverage ratio, which is defined as adjusted net debt divided by EBITDAR, below 3.5x. At December 31, 2010, we achieved the minimum performance indicators required under the debentures.

For fiscal year 2010, we declared total dividends in the amount of R$50.8 million.

g. limits for use of loans already granted

In December, 31 of 2010, all the lines of credit were completely disbursed.

h. significant changes to each item of the financial statements

The information presented herein was extracted from our consolidated financial statements and respective explanatory notes, for the fiscal years ended on December 31, 2008, 2009 and 2010, prepared in conformity with the accounting practices adopted in Brazil, which fairly reflect our operating results and our financial and equity position in the respective periods, as audited by our independent auditors, in accordance with the auditing standards applicable in Brazil.

Operating Results

We derive our revenues primarily from transporting passengers on our aircraft. In 2010, 89.9% of our revenues were derived from passenger fares, and the remaining 10.1% of our revenues were derived from ancillary revenues principally from our cargo business, which utilizes available cargo space on our passenger flights. Nearly all of our passenger revenue and cargo revenue is denominated in reais. Passenger revenue, including revenue from our Smiles loyalty program, is recognized either when transportation is provided or when the ticket expires unused. Cargo revenue is recognized when transportation is provided. Other ancillary revenue consists primarily of charter flight fare, ticket change fees, excess baggage charges, interest on installment sales and other incidental services. Passenger revenues are based upon our capacity, load factor and yield. Our capacity is measured in terms of available seat kilometers, which represents the number of seats we make available on our aircraft multiplied by the number of kilometers the seats are flown. Load factor, or the percentage of our capacity that is actually used by paying customers, is calculated by dividing revenue passenger kilometers by available seat kilometers. Yield is the average amount that one passenger pays to fly one kilometer.

The following table demonstrates our main financial and operating performance indicators in 2008, 2009 and 2010:

Financial and Operating Information	2008	2009(1)	2010
Revenue passenger kilometers (RPK) (in thousands)	25,308	25,669	30,603
Available seat kilometers - ASK (in thousands)	41,107	40,355	45,580
Load factor (%)	61.60%	63.61%	67.14%
Gross yield per passenger/km (cents)	24.23	20.67	20.51
Aircraft use (daily hour-block)	12.1	11.6	12.8
Operating Fleet Average	106.4	108.7	112.3
Operating revenue per available seat kilometer (cents)	15.58	14.93	15.31
Operating cost per available seat kilometer (cents)	(15.80)	(13.91)	(13.78)
Net Operating Revenue (in million)	6,410	5,993	6,979
Operating Cost (in million)	(6,495)	(5,612)	(6,282)
Operating Margin (%)	-1.30%	6.86%	10.00%
Net Profit (loss) (in million)	(1,237.1)	858.5	214.2
Net Margin (%)	-19.30%	14.30%	3.07%
EBITDAR (in million)(1)	698.2	1,161.5	1,535.0
EBITDAR Margin (%)	10.90%	19.40%	21.99%
(1) Non-accounting information for 2009 was recalculated due to the change in the statistical calculation methodology pursuant to the 2010 DCA Manual (official release no. 11/2010/GEAC/SRE/ANAC), published and effective as of October 2011.

The following table demonstrates our main financial and operating performance indicators in 2008 and 2009, extracted from our financial statements in BRGAAP:

Financial and Operating Information	2008	2009
Revenue passenger kilometers (RPK) (in thousands)	25,308	26,092
Available seat kilometers - ASK (in thousands)	41,107	39,988
Load factor (%)	61.6%	65.2%
Gross yield per passenger/km (cents)	24.23	20.3
Aircraft use (daily hour-block)	12.1	11.6
Operating Fleet Average	106.4	108.7
Operating revenue per available seat kilometer (cents)	15.6	15.1
Operating cost per available seat kilometer (cents)	(15.8)	(14.0)
Net Operating Revenue (in million)	6,409.6	5,992.7
Operating Cost (in million)	(6,494.8)	(4,697.6)
Operating Margin (%)	-1.3%	6.9%
Net Profit (loss) (in million)	(1,237.1)	858.5
Net Margin (%)	-19.3%	14.3%
EBITDAR (in million)(2)	698.2	1,161.5
EBITDAR Margin (%)	10.9%	19.4%

Our revenues are net of certain taxes, including state-value added taxes, such as Imposto sobre Circulação de Mercadorias e Serviços, or ICMS; federal social contribution taxes, including Programa de Integração Social, or PIS; and the Contribuição Social para o Financiamento da Seguridade Social, or COFINS. ICMS does not apply to passenger transportation revenues. The average rate of ICMS on cargo revenues varies by state from 4% to 12%. As a general rule, PIS and COFINS are imposed at rates of 1.65% and 7.6%, respectively, of total revenues.

Generally, the revenues from and profitability of our flights reach their highest levels during the January (summer) and July (winter) vacation periods and in the final two weeks of December during the Christmas holiday season. The week during which the annual Carnival celebrations take place in Brazil is generally accompanied by a decrease in load factors. Given our high proportion of fixed costs, this seasonality is likely to cause our results of operations to vary from quarter to quarter. We generate most of our revenue from ticket sales through our website, and we are one of the largest and leading e-commerce companies in Brazil in terms of net sales through the Internet.

The ANAC and the aviation authorities of the other countries in which we operate may influence our ability to generate revenues. In Brazil, the ANAC approves the concession of slots, entry of new companies, launch of new routes, increases in route frequencies and lease or acquisition of new aircraft. Our ability to grow and to increase our revenues is dependent on the receipt of approvals for new routes from the ANAC, increased frequencies and additional aircraft.

Our break-even load factor, which is the passenger load factor that will result in operating revenues being equal to operating expenses, increased from 59.2% to 60.4% between 2009 and 2010. This increase has been primarily due to (i) increase in yield, which resulted in increase in our available seat kilometer revenue; (ii) a 3.5 percentage points increase in load factor; and (iii) higher fuel cost per liter. In the comparison of 2009 over 2008, our break-even load factor decreased from 62.5% to 59.2%. Such reduction was mainly due to the yield increase, which resulted in an increase in the available seat kilometer revenue, partially offset by the reduction in aircraft utilization, which increased our available seat kilometer cost, and by the distribution of fixed costs over a higher number of available seat kilometer, which also benefits the available seat kilometer cost.

Operating Expenses

We seek to lower our operating expenses by operating a standardized fleet with a single-class of service, having one of the newest fleets in the industry, utilizing our aircraft efficiently, using and encouraging low-cost ticket sales and distribution processes.

The main components of operating expenses include those related to aircraft fuel, aircraft rent, aircraft maintenance, sales and marketing, and salaries, wages and benefits provided to employees, including provisions for our profit sharing plan.

Our aircraft fuel expenses are higher than those of low-cost airlines in the United States and Europe because the Brazilian infrastructure to produce, transport and store fuel is expensive and underdeveloped, especially in the north and northeast regions of the country. In addition, taxes applicable to the sale of jet fuel are high and are passed along to us. Our aircraft fuel expenses are variable and fluctuate based on global oil prices. Since global oil prices are U.S. dollar-based, our aircraft fuel costs are also linked to fluctuations in the exchange rate of the real versus the U.S. dollar. In 2010, fuel expenses represented 36.4% of our total operating expenses, as compared to 32.2% in 2009. In 2008, the price of West Texas Intermediate crude oil, a benchmark widely used for crude oil prices that is measured in barrels and quoted in U.S. dollars, varied significantly, reaching an all-time high of US$ 145 in March, 2008 and decreasing to US$44.60 per barrel at the end of 2008. At year end 2009 the price per barrel was US$79.36 and increasing to US$91.38 at the end of 2010. We currently enter into short-term arrangements to hedge against increases in oil prices and foreign exchange fluctuations. We believe that we have an advantage compared to industry peers in Brazil in aircraft fuel expenses because we mainly use Boeing 737 Next Generation aircraft that are more fuel efficient than other aircraft in the industry by approximately 7%, as reported by Boeing. We expect these advantages to improve in the future due to the increase of our fleet of fuel efficient new Boeing 737-800 Next Generation aircraft.

Our aircraft rent expenses are in U.S. dollars and have increased in line with the expansion of our operations. We use short-term arrangements to hedge against exchange rate exposure related to our lease payment obligations.

In addition, leases for 22 of our aircraft are subject to floating-rate payment obligations that are based on fluctuations in international interest rates. We currently have hedging policies in place to manage our interest rate exposure for our lease agreements at floating interest rates.

Our maintenance, material and repair expenses consist of light (line) and scheduled heavy (structural) maintenance of our aircraft. Line maintenance and repair expenses are charged to operating expenses as incurred. Structural maintenance for aircraft leased under operating leases is incurred at the time the maintenance status does not comply with the redelivery terms provided for in the lease agreement. Once the maintenance is performed, accrual does not commence again until the maintenance status is reduced below the redelivery condition. Since the average age of our operating fleet was approximately six years at December 31, 2010 and most of the parts on our aircraft are under multi-year warranties, our aircraft have required a low level of maintenance and therefore we have incurred low maintenance expenses. Our aircraft are covered by warranties that have an average term of three to five years. The warranties on the aircraft we received in 2011 under our firm purchase order with Boeing will start expiring in 2015. Thus, with regard to the accounting for aircraft maintenance and repair costs, our current and past results of operations may not be indicative of future results. Our new Aircraft Maintenance Center in Confins, in the State of Minas Gerais is certificated for the maintenance services for Boeing 737-300s and Boeing Next Generation 737-700 and 800s. We currently use the new facility for airframe heavy checks, line maintenance, aircraft painting and aircraft interior refurbishment. We believe that we have an advantage compared to industry peers in maintenance, materials and repairs expenses due to the use of Boeing 737 Next Generation aircraft that allows for phased maintenance as described in this annual report, and due to the internalization of our maintenance. We believe that this advantage will remain in the future.

Our sales and marketing expenses include commissions paid to travel agents, fees paid for our own and third-party reservation systems and agents, fees paid to credit card companies and advertising. Our distribution costs are lower than those of other airlines in Brazil on a per available seat kilometer basis because a higher proportion of our customers purchase tickets from us directly through our website instead of through traditional distribution channels, such as ticket offices, and we have comparatively fewer sales made through higher cost global distribution systems. We generated 88.1% of our consolidated passenger revenues through our website and API systems in the year ended December 31, 2010 (92.4% in 2009 and 2008), including internet sales through travel agents. For these reasons, we believe that we have an advantage compared to industry peers in sales and marketing expenses and expect this advantage will remain in the future.

Salaries, wages and benefits paid to our employees include annual cost of living adjustments and provisions made for our profit sharing plan. We have no seniority-related increases in these costs due to our salary structure. We believe that we have an advantage compared to industry peers in salaries, wages and benefits expenses due to generally lower labor costs in Brazil as compared to other countries. We believe that these advantages will continue to exist in the future.

Aircraft and traffic servicing expenses include ground handling and the cost of airport facilities. Other operating expenses consist of general and administrative expenses, purchased services, equipment rentals, passenger refreshments, communication costs, supplies and professional fees.

Brazilian Economic Environment

As a company with most of its operations currently in Brazil, we are affected by general economic conditions in the country. While our growth since 2001 has been primarily driven by our expansion into new markets and increased flight frequencies, we have also been affected by macroeconomic conditions in Brazil. Our growth outpaced that of our primary competitors because of strong demand for our lower fare service. In 2010, we grew 19.2% in terms of revenue passenger kilometers in the domestic market and considering both international and domestic market 17.0%. The lower growth rate in the international market compared to the growth in the domestic market is due to the discontinuance of the international flights in the first semester of 2008 and to the negative impact of the swine flu on our flights to Argentina and Chile. We believe the growth in the GDP rate in Brazil will be each time more important in determining our future growth capacity and our results of operations.

Our results of operations are affected by currency fluctuations. The vast majority of our revenues are denominated in reais (with a small portion of our revenues from our international flights being denominated in other currencies), but a significant part of our operating expenses are either payable in or affected by the U.S. dollar, such as our aircraft operating lease payments, related maintenance reserves and deposits, and jet fuel expenses. Based on a statistical analysis of our first seven years of operations, we believe that our revenues are highly correlated with the real/U.S. dollar exchange rate and jet fuel prices because real fluctuations and increases in jet fuel prices are generally incorporated into the fare structures of Brazilian airlines. In 2010, 54.7% (54.2% in 2009 and 59.6% in 2008) of our operating expenses (including aircraft fuel) are denominated in, or linked to, U.S. dollars and therefore vary with the real/U.S. dollar exchange rate. We believe that our foreign exchange and fuel hedging programs protect us against short-term swings in the real/U.S. dollar exchange rate and jet fuel prices. Overall, we believe that the combination of our revenue stream, with its correlation to movements in the real/U.S. dollar exchange rate, and short-term hedges on the U.S. dollar-linked portion of our expenses, will mitigate the adverse effect on our operating expenses of abrupt movements in the real/ U.S. dollar exchange rate.

Inflation has also had, and may continue to have, effects on our financial condition and results of operations. In 2010, 45.3% of our operating expenses (excluding aircraft fuel) were denominated in reais (45.8% in 2009 and 40.4% in 2008). The suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation.

In the second half of 2008, the Brazilian economy began to reflect the effects of the global financial markets and economic crisis, with slower GDP growth, a weakening real, increasing unemployment rates, decreasing liquidity and reduced consumer spending. This led to a slow down in the air transportation industry growth rate during the first half of 2009, which was offset by a strong growth observed during the second half of 2009 due to (i) an improved and more stable macroeconomic scenario and a stimulating demand and pricing environment, and (ii) an improved consumer confidence in Brazil driven by the election of Brazil to host the soccer 2013 Confederations Cup and 2014 World Cup, and the election of Rio de Janeiro as the host of the Summer Olympic Games in 2016. The following table shows data for real GDP growth, inflation, interest rates, the U.S. dollar exchange rate and crude oil prices for and as of the periods indicated:

Economic Indicators	2008	2009	2010
Real growth in gross domestic product	5.1%	(0.2)%	7.5%
Inflation (IGP-M)(1)	9.8%	(1.7)%	11.30%
Inflation (IPCA)(2)	5.9%	4.3%	5.90%
CDI rate(3)	13.5%	8.6%	10.60%
LIBOR rate(4)	1.4%	0.3%	0.30%
Depreciation (appreciation) of the real vs. U.S. dollar	32.2%	(25.5)%	-4.31%
Period-end exchange rate—US$1.00	R$2.337	R$1.7412	R$1.6662
Average exchange rate—US$1.00(5)	R$1.8364	R$1.9946	R$1.7593
Period-end West Texas intermediate crude (per barrel)	US$44.6	US$79.36	US$91.40
Period-end Increase (decrease) in West Texas intermediate crude (per barrel)	(53.5)%	(77.9)%	15.2%
West Texas Intermediate crude (average per barrel during period)	US$99.92	US$62.09	US$79.63
Average Increase (decrease) in West Texas Intermediate crude (per barrel)	(38.3)%	(37.8)%	28.2%
Sources: Brazilian Central Bank, FGV, IBGE and Bloomberg
(1) Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas (FGV).
(2) Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística (IBGE).
(3) The CDI rate is average of inter-bank overnight rates in Brazil (accumulated for period-end month, annualized).
(4) Three-month U.S. dollar LIBOR rate as of the last date of the period.
(5) Represents the average of the exchange rates on the last day of each month during the period.

The table below shows the break-down of our operating data and expenses based on available seat kilometers in 2008, 2009 and 2010.

Operating costs and expenses by available seat kilometer (ASK)
Cost per ASK (R$/cents	2008	2009(1)	2010
Personnel	(2.39)	(2.73)	(2.75)
Aircraft fuel and lubricants	(6.40)	(4.49)	(5.02)
Aircraft lease	(1.57)	(1.61)	(1.22)
Advertising and publicity	(1.43)	(0.90)	(0.81)
Service rendering	(1.03)	(0.77)	(0.73)
Maintenance and repairs	(0.94)	(0.95)	(0.94)
Landing and take-off fees	(0.82)	(1.03)	(0.93)
Depreciation and amortization	(0.30)	(0.35)	(0.62)
Other	(0.91)	(1.06)	(0.77)
Cost per ASK (CASK)	(15.80)	(13.91)	(13.78)
Cost per ASK excluding aircraft fuel (CASK ex-comb.)	(9.40)	(9.41)	(8.76)

(1) Non-accounting information for 2009 was recalculated due to the change in the statistical calculation methodology pursuant to the 2010 DCA Manual (official release no. 11/2010/GEAC/SRE/ANAC), published and effective as of October 2011.

Comparison between the operating and financial results in the fiscal years ended on December 31, 2010 and December 31, 2009

We had operating income of R$697.8 million in 2010 compared to R$368.0 million in 2009. The increase in our operating income was mainly due to a better use of assets on account of the increase in our load factors and of operating costs control. Our operating margin was 10.0% in 2010, and 6.1% in 2009. We reported net income in 2010 of R$214.2 million compared to R$693.3 million for 2009. The decrease in our net income is mainly due to lower revenue with currency variation which directly impacts the financial liabilities of the Company, and higher income tax expenses due to the increase in the taxable basis.

Net Operating Revenues

Net operating revenues compared to 2009, increased 15.8% to R$6,979.5 million in 2010 as a result of the increased demand for domestic flights emerging from the Brazilian emerging middle class due to the positive macroeconomic scenario, in addition to our: (i) dominant position and increased frequency between the Brazilian leading airports; (ii) high operating quality indexes (punctuality, regularity, client service and safety); (iii) dynamic fare management, which combines the strengthened quarterly yields as well as stimulated demand for leisure travelers; (iv) the growth of Smiles mileage program and; (vi) a focus on short-haul flights within three hours or less range. Our consolidated demand increased 19,2% in 2010. Our domestic market demand increased by 17.0%, while international market demand increased 46.2% as a result of our international network expansion with the introduction of new routes in the Southern Cone and Caribbean regions and the introduction of new regional destinations in Brazil in addition to markets operated by our new regional airline partners (Noar and Passaredo). The higher demand was partially offset by a 0.8% decrease in yields to R$20.5 cents in 2009 from R$20.7 cents in 2009 due to a variety of factors: (i) more stable capital markets scenario, (ii) lower selling expenses in the domestic market due to a gradual decrease during 2009 of commissions paid to travel agencies in the domestic market (valid for all players in the industry) which were fully extinguished in February 2010, (iii) the upturn in economic activity and consumer confidence, reflected in increased demand for leisure trips that consequently, generate larger forward bookings; (iv) increase in the average stage length by 1.9% and; (v) lower U.S. Dollar and WTI oil price volatility).

Our load factor increased 1.9 percentage points from 65.3% in 2009 to 67.1% in 2010, mainly due to lower increase in available seat kilometers by 14.0% compared to the increase of 17.3% in revenue passenger kilometers.

Our ancillary and other revenues decreased 2.4% from R$718.9 million in 2009 to R$701.8 million in 2010, representing 10.1% of our total net revenues, mainly due to the decrease in no-show fee and tickets rescheduling revenue and due to 2009 one off revenues of R$48.1 million related to image rights and rental of our Smiles client database as part of the co-branded credit card contract.

Operating Costs and Expenses

Operating expenses per available seat kilometer decreased 1.8% from R$13.91 cents in 2009 to R$13.78 cents in 2010, primarily due to the (i) increased available seats kilometers by 14.0%; (ii) 10,4% increase in aircraft utilization; (iii) 1.8% extension of the average stage length, offset by an increase of 10.8% in fuel cost from R$4.53 cents to R$5.02 cents per available seat kilometers. Operating expenses per available seat kilometer excluding fuel decreased 7.8% from R$9.41 cents to R$8.76 cents in 2010, mainly due to lower aircraft rent, maintenance, sales and marketing and other operating expenses; offset by the non-recurring costs arising from the fleet renewal carried out in 2010 to return eleven Boeing 737-300 aircraft and the maintenance expenses for reactivation of 4 Boeing 767 aircraft for long-haul international charter and 1 Boeing 767 aircraft for sub-leasing operations.

Salaries, wages and benefits increased 13.8%, or R$151.2 million at December 31, 2010, as compared to December 31, 2009, due to (i) a 6% partial cost of living increase (from the 8.75% agreed with our employees’ unions on 01/21/2011) on salaries effected in December 2009; (ii) higher constituted provisions for employee profit sharing based on the stock option plan and; (iii) a 4.5% increase in the number of employees from 17,963 in 2009 to 18,776 in 2010, especially in the operational, airport and call center areas, in turn fueled by the need to adjust to the growth in our operations and the growth of 15.8% in passengers transported. Salaries, wages and benefits per available seat kilometer increased 0.7% due to the same reasons, although diluted by the increase in available seat kilometers in 2010.

Aircraft fuel and lubricant expenses increased 26.2%, or R$ 474.3 million, primarily due to a 22.4% increase in average oil (WTI) prices, 3.4% increase in fuel consumption due to the growth in the operations and higher number of average operating aircraft (from 108 in 2009 to 112 in 2010). Aircraft fuel expense per available seat kilometer increased 11.7% due to the same reasons, although diluted by the increase in available seat kilometers in 2010.

Aircraft rent, which we incur in U.S. dollars, decreased 14.6%, or R$ 95.1 million, due to a 11.7% average depreciation of the U.S. dollar against real and to an increase in the total fleet under finance leases from 33 in 2009 to 29 in 2010. Aircraft rent per available seat kilometer decreased 24.4%, due to the increase in available seat kilometers in 2010.

Sales and marketing expense increased 0.9%, or R$ 3.2 million, resulting from (i) additional advertising expenses in order to revitalize Smiles mileage program; (ii) advertising expenses from the new institutional campaign and; (iii) higher commissions paid to credit card administrators due to the increase in direct sales, partially offset by the elimination of ticket sales commissions for travel agents as of the beginning of February, 2010. Sales and marketing per available seat kilometer decreased 10.7% due to the increase in available seat kilometers in 2010.

Landing fees increased 6.2%, or R$19.3 million, mainly due to a 7.9% increase in departures. Landing fees per available seat kilometer decreased 6.0% due to the same reasons, although diluted by the increase in available seat kilometers in 2010.

Aircraft and traffic servicing expense increased 12.8%, or R$46.8 million, primarily due to an increase in the average operating fleet (from 108 in 2009 to 112 in 2010), increased handling expenses as a result of increased arrivals and departures and additional IT and consulting services related to (i) the implementation of the new budget planning method (zero base budget), (ii) Shared Service Center aiming to improve the quality and productivity of our operations, (iii) migration of Smiles system from IBM to Oracle (Siebel) and (iv) improvement of internal software (related to check-in developments, buy on board services and wireless entertainment service). Aircraft and traffic servicing expense per available seat kilometer decreased 0.1% due to the same reasons, although diluted by the increase in available seat kilometers in 2010.

Maintenance, materials and repairs increased 1.4%, or R$5.8 million, due to increase in scheduled aircraft maintenance events during the year, reflecting the larger average operating fleet and non-recurring expenses related to the fleet renovation and standardization program, with return of eleven remaining Boeing 737-300 and reactivation of five Boeing 767 to long-haul international charters and sub-leasing operations. Maintenance, materials and repairs per available seat kilometer decreased 10.2% primarily due to the increased dilution in expenses as a result of the increase in available seat kilometers in 2010.

Depreciation and amortization increased 97.1% or R$138.7 million, due primarily to (i) higher number of aircraft under finance leases (from 33 in 2009 to 29 in 2010); (ii) change in the estimate for the depreciation of maintenance costs for engines under finance leases, which now have a 5-year depreciation period, whereas the remaining items continue to depreciate over 25 years. Depreciation and amortization per available seat kilometer increased 74.5% due to the same reasons, although more diluted by the increase in available seat kilometers in 2010.

Other operating expenses (mainly comprising lodging, crew travel and lodging, direct passenger expenses, equipment leasing and general and administrative expenses) decreased 18.0%, or R$76.9 million, if compared to the operating expenses in 2009, due to several factors: (i) more efficient controls over general and administrative expenses (telephone, water, gas and electricity), as well as losses of inventories, uniforms and other inputs in the operational bases, (ii) gains of approximately R$10 million from the automation of our internal systems (inventories, accounts, billing, legal affairs and accounts receivable), which led to better controls over provisions and reduction in general and administrative expenses; (iii) optimization of our route network; (iv) fewer flight cancellations; and (v) greater volume of IT equipment under finance leases, reducing expenses from equipment rentals. Other operating expenses per available seat kilometer decreased 27.4% due to the same reasons, although diluted by the increase in available seat kilometers in 2010.

Financial income (expense)

Financial expense in 2010 totaled R$311.3 million compared to a financial income of R$342.8 million in 2009, mainly as a result of lower non-cash foreign exchange variation gains on our assets and liabilities of R$661.7 million due to the impact of the 4.3% appreciation of the real against the U.S. dollar during 2010 (as compared to the 25.5% appreciation in 2009), and higher interest expenses related to the increase in our indebtedness with the issue of senior notes in July 2010 and debentures in September, 2010. These factors were partially offset by the R$31.1 million increase in financial investment income, due to the growth in our cash position since the end of 2009.

Income taxes.

Our income taxes totaled R$172.3 million in 2010, compared to an income tax benefit of R$134.7 million in 2009, mainly as a result of higher current income tax due to higher taxable income basis calculated in accordance with tax laws provided for in Law 6.404/76, and higher deferred income tax expense caused by (i) temporary differences which generate deferred income tax liabilities due to the impact of the exchange variation on financial leasing operations; (ii) recognition of tax credits arising out of the loss generated by the VRG acquisition, and (iii) temporary differences accounted for based on the expected future taxable profits recognized in 2009.

Comparison between the operating and financial results in the fiscal years ended on December 31, 2009 and December 31, 2008

The comparison between the operating and financial results in the fiscal years ended on December 31, 2009 and December 31, 2008 shown below is derived from our audited financial statements for the years ended on December 31, 2009 and 2008, as then published, in BR GAAP, applicable at the time of the preparation of the Tax Return for fiscal year ended December 31, 2009.

We had operating income of R$368.0 million in 2009 compared to operating losses of R$85.2 million in 2008. The increase in our operating income is mainly due to the positive generation of operating cash in six consecutive quarters, partially offset by expenses and non-recurrent provisions for improvement in internal controls and compliance with the new accounting practices set forth in the IFRS. Our operating margin was 6.1% in 2009, against a negative margin of 1.3% in 2008. We reported net income in 2009 of R$858.8 million compared to a net loss of R$1,237.1 million for 2008. The increase in the net income in 2009 was mainly due to the increase in foreign exchange variation gain, which has a direct impact on the Company’s financial liabilities, and to income tax benefits as a result of the recognition of the deferred income tax arising out of VRG’s tax losses, on account of the potential generation of future taxable profits.

Gross Operating Revenues

Gross operating revenues decreased 5.9% to R$6,025.4 million in 2009 as a result of our decision to discontinue intercontinental flights since the second half of 2008, focusing our operations in the domestic market, South America and deploying new routes to the Caribbean Region (Aruba and Curacao). Consolidated demand increased 3.1% due to the domestic market demand increase, impacted, however, by the reduction in international demand. The domestic market demand increased by 14.9%, due to the favorable macroeconomic conditions in Brazil, expansion in new markets and increase in flight frequencies, while in the international market dropped by 44.2% as a result of the discontinuation of our intercontinental flights to the USA in mid 2008 and the low demand to our routes to Argentina and Chile, due to the swine flu, especially during the second and third quarters of 2009. The higher demand was partially offset by a 12.6% decrease in gross yields to R$20.34 cents in 2009 from R$23.27 cents in 2008 due to a variety of factors: (i) more stable capital markets scenario, (ii) lower selling expenses in the domestic market due to a gradual decrease during 2009 of commissions paid to travel agencies in the domestic market (valid for all players in the industry) which were fully extinguished in February 2010, (iii) a highly competitive scenario in the domestic market, principally during the months of September and October 2009 and (iv) high demand growth from Brazilian consumers during the second half of 2009, mainly due to the positive economic scenario and improved consumer confidence. Despite the 1.8% increase in the average number of operating aircraft from 106.4 in 2008 to 108.7 in 2009, our operating capacity decreased 2.7% in terms of available seat kilometers, from 41,107 million in 2008 to 39,998 million in 2009. The lower capacity was mainly due to the discontinuation of the long haul flights and our focus on fine tuning our capacity to demand growth by adjusting our aircraft utilization rate, especially during the first half of 2009, when the macroeconomic environment was still not as positive as during the second half of 2009. As a consequence, our utilization rate dropped 4.1% from 12.1 in 2008 to 11.6 in 2009. The number of departures increased 1.9% from 268,540 in 2008 to 273,602 in 2009 driven by our strategy to focus our operations in Brazil, Latin America and Caribbean markets, reflecting our average stage length to decrease by 4.7% from 933 km in 2008 to 890 km in 2009.

Our load factor increased 4.4 percentage points from 61.6% in 2008 to 65.3% in 2009, mainly due to a 2.7% decrease in available seat kilometers and a 3.1% increase in revenue passenger kilometers.

Our ancillary revenues are derived from the Gollog and Voe Fácil businesses as well as ticket change fees, excess baggage charges, charter flight revenues and other incidental services, and are an increasingly important part of our revenue composition. Our ancillary and other revenues increased 39.3% from R$516.1 million in 2008 to R$718.9 million in 2009, representing 11.9% of our total net revenues, mainly due to one off revenues of R$48.1 million related to image rights and rental of our Smiles client database as part of the co-branded credit card contract, higher revenues from cargo transportation and other fees related to flight rescheduling and excess baggage.

Taxes and Contributions

Taxes and contributions on gross revenue increased by 3.9%, from R$262.4 million in 2008 to R$272.5 million in 2009, mainly due to the increase in ancillary revenues that accounted for 8.1% of the gross revenue in 2008 and represent R$ 718.7 million in 2009, once the tax rate on ancillary revenues is higher than the rate applied to passenger revenues.

Net Operating Revenues

Net operating revenues decreased by 6.5%, that is, from R$6,409.6 million to R$5,992.7 million in 2009, mainly as consequence of the reduction in gross revenue and the percentage of taxes and contributions on gross revenue, reflecting the increase in ancillary revenues.

Operating Costs and Expenses

Operating costs and expenses per available seat kilometer decreased 11.0% to R$14.1 in 2009, primarily due to (i) a 29.2% decrease in fuel cost from R$6.4 in 2008 to R$4.5 in 2009, (ii) a more favorable macroeconomic scenario in Brazil and (iii) the better cost structure after fully integration of VRG into our operations in the last quarter of 2008. Operating costs and expenses per available seat kilometer excluding fuel increased by 1.4% to R$9.5 in 2009, mainly due to non-recurring expenses related to (i) the fleet renewal carried out in 2009 in order to further standardize our fleet, which, since January 2010, has been fully comprised of Boeing Next Generation 737-700 and 737-800 aircraft, and (ii) non-recurring expenses related to VRG merger concentrated in the first half of 2009, and recurring expenses related to Boeing 767 aircraft.

Salaries, wages and benefits increased 11.9%, that is, R$117.2 million, due to a 8% cost of living increase on salaries effected in December 2008, a 12.9% increase in the number of employees from 15,911 in 2008 to 17,963 in 2009 (mainly due to the internalization of our call center) and a provision for our profit sharing plan of R$71 million, due to the company’s return to profitability. Salaries, wages and benefits per available seat kilometer increased 15.2% due to the same reasons, although less diluted due to the decrease in available seat kilometers in 2009.

Aircraft fuel and lubricant expense decreased 31.1%, or R$817.7 million, primarily due to a 37.9% decrease in average oil (WTI) prices, partially offset by an 8.5% average appreciation of the U.S. dollar against the real. Aircraft fuel expense per available seat kilometer decreased 29.2% due to the same reasons, although less diluted by the decrease in available seat kilometers in 2009.

Aircraft rent, which we incur in U.S. dollars, increased 0.9%, or R$5.6 million, due to a 4.4% increase in the total fleet under operational leases from 90 in 2008 to 94 in 2009. This trend was partially offset by an 8.5% average appreciation of the U.S. dollar against the real. Aircraft rent per available seat kilometer increased 3.6%, reflecting a lower expense dilution due to the lower available seat kilometers in 2009.

Sales and marketing expense decreased 38.1%, or R$224.2 million, resulting from the integration of VRG’s reservation systems that optimized selling expenses as well as the progressive decrease in travel agent commissions for domestic market sales. Sales and marketing expenses per available seat kilometer decreased 36.2% due to the same reasons, although diluted by the decrease in available seat kilometers in 2009.

Landing fees decreased 7.6%, or R$25.7 million, mainly due to the discontinuation of intercontinental flights in the second half of 2008 resulting in lower fares, partially offset by the 1.9% increase in the number of departures. Landing fees per available seat kilometer increased 5.0% due to the same reasons, although less diluted by the decrease in available seat kilometers in 2009.

Aircraft and traffic servicing expense increased 9.6%, or R$40.5 million, primarily due to same reasons that impacted landing fees. Aircraft and traffic servicing expense per available seat kilometer decreased 7.3% due to the decrease in the total capacity as a result of our decision to discontinue intercontinental flights as of July 2008.

Maintenance, materials and repairs increased 7.5%, or R$29.2 million, due to increased maintenance expenses related to the return of part the Boeing 737-300 fleet as part of the further fleet standardization and renovation plan, partially offset by a 8.8% decrease in engine overhauls from 58 in 2009 to 51. Maintenance, materials and repairs per available seat kilometer decreased 10.5% primarily due to the same reasons, although less diluted by the decrease in available seat kilometers in 2009.

Depreciation and amortization increased 3.3% or R$4.6 million, due primarily to the increase in fixed assets resulting from the addition of 8 aircraft as finance leases during 2009. Depreciation and amortization per available seat kilometer increased 6.2% due to the same reasons, although less diluted by the decrease in available seat kilometers in 2009.

Other operating expenses increased 22.7%, or R$81.5 million, due to expenses of R$73.0 million related to the integration of accounting systems that provided further automation of our consolidation process and adherence to the Brazilian Federal Taxes Installment Payment Program (REFIS), to finance past due taxes in up 180 installments. Other operating expenses per available seat kilometer increased 26.1% due to the same reasons, although diluted by the increase in available seat kilometers in 2008.

Financial income

Financial income totaled R$342.8 million as of December 31, 2009, compared to a financial expense of R$1,106.4 million in 2008, mainly as a result of non-cash foreign exchange variation gain on our assets and liabilities of R$713.4 million due to the impact of the appreciation of the real against the U.S. dollar during 2009, while in 2008 there was an inverse effect arising out of the loss relating to the devaluation of the real in relation to the US Dollar.

Income taxes

We recorded an income tax benefit of R$135.0 million in 2009, compared to an expense of R$61.1 million, mainly due to the use of tax credits in the amount of R$135.3 million from tax losses generated by VRG, acquired in 2007. This change was possible due to our positive operating profit for the last six quarters and we expect that this trend will continue in the next years.

Net income

Net income for 2009 recorded R$858.5 million, compared to a net loss of R$ 1,237.1 million in 2008. The 2009 income was benefited by our returning to a profitable operation, which recorded R$368.0 million, a net financial income of R$342.84 million, due to the impact of the appreciation of the real on our assets and liabilities denominated in foreign currency and to the tax benefit of R$ 135.3 million relating to tax credits generated by VRG. In 2008, the negative income is mainly due to the impact of the 32% foreign exchange devaluation on our balance sheet accounts.

					Var			Var
Balance Sheets (R$MM)	2008	AV(1)	2009	AV(1)	09/08	2010	AV(1)	10/09
Current assets
Cash and cash equivalents	169.3	2.4%	1,382.4	15.9%	716.5%	1,955.9	21.6%	41.5%
Restricted cash	176.7	2.5%	18.8	0.2%	-89.4%	-	0.0%	100.0%
Financial investments	245.6	3.4%	40.4	0.5%	-83.6%	22.6	0.2%	44.1%
Accounts receivable	344.9	4.8%	519.3	6.0%	50.6%	303.1	3.3%	41.6%
Inventories	188.2	2.6%	138.0	1.6%	-26.7%	171.0	1.9%	23.9%
Tax credits	110.8	1.6%	86.1	1.0%	-22.3%	88.1	1.0%	2.3%
Prepaid expenses	123.8	1.7%	124.7	1.4%	0.7%	123.0	1.4%	-1.4%
Deposits	237.9	3.3%	50.4	0.6%	-78.8%	-	0.0%	100.0%
Other receivables andvalues	52.4	0.7%	43.0	0.5%	-17.9%	41.2	0.5%	-4.2%
Total current assets	1,649.6	23.1%	2,403.1	27.6%	45.7%	2,704.9	29.8%	12.6%

Non-current assets
Non-current assets
Deposits	493.5	6.9%	805.1	9.2%	63.1%	715.4	7.9%	11.1%
Prepaid expenses	58.8	0.8%	63.6	0.7%	8.2%	54.2	0.6%	14.8%
Restricted cash	6.6	0.1%	7.3	0.1%	10.6%	34.5	0.4%	372.6%
Deferred taxes	603.1	8.5%	866.1	9.9%	43.6%	817.5	9.0%	-5.6%
Other receivables and values	99.0	1.4%	17.3	0.2%	-82.5%	9.2	0.1%	46.8%
Total non-current assets	1,261.0	17.7%	1,759.4	20.2%	39.5%	1,630.8	18.0%	7.3%

Permanent assets
Property, plant & equipment	3,011.1	42.2%	3,325.7	38.1%	10.4%	3,461.0	38.2%	4.1%

Intangible assets	1,210.3	17.0%	1,231.8	14.1%	1.8%	1,267.2	14.0%	2.9%
Total permanent assets	4,221.4	59.2%	4,557.5	52.3%	8.0%	4,728.2	52.2%	3.7%

Total non-current assets	5,482.4	76.9%	6,316.9	72.4%	15.2%	6,359.0	70.2%	0.7%

Total assets	7,132.0	100.0%	8,720.0	100.0%	22.3%	9,063.9	100.0%	3.9%

Liabilities
Current Liabilities
Loans and financing	967.5	13.6%	591.7	6.8%	-38.8%	346.0	3.8%	-41.5%
Trade payables	283.7	4.0%	362.4	4.2%	27.7%	215.8	2.4%	-40.5%
Labor liabilities	146.8	2.1%	233.2	2.7%	58.9%	206.0	2.3%	-11.7%
Tax liabilities	39.6	0.6%	57.3	0.7%	44.7%	58.2	0.6%	1.6%
Airport rates and tariffs	97.2	1.4%	76.3	0.9%	-21.5%	85.1	0.9%	11.5%
Transportation to be provided	572.6	8.0%	561.3	6.4%	-2.0%	517.0	5.7%	-7.9%
Dividends payable	0.6	0.0%	186.4	2.1%	30,966.7%	51.5	0.6%	-72.4%
Mileage program	90.0	1.3%	92.5	1.1%	2.8%	26.2	0.3%	-71.7%
Customer advances	-	0.0%	126.1	1.4%	nm (2)	24.6	0.3%	-80.5%
Provisions	165.3	2.3%	66.3	0.8%	-59.9%	56.0	0.6%	-15.5%
Other liabilities	219.3	3.1%	85.8	1.0%	-60.9%	73.5	0.8%	-14.3%
Total current liabilities	2,582.6	36.2%	2,439.3	28.0%	-5.5%	1,659.9	18.3%	32.0%
Non-current liabilities
Loans and financing	2,452.4	34.4%	2,542.2	29.2%	3.7%	3,395.1	37.5%	33.5%
Deferred taxes	422.0	5.9%	562.3	6.4%	33.2%	642.2	7.1%	14.2%
Provisions	157.3	2.2%	76.8	0.9%	-51.2%	88.9	1.0%	15.8%
Mileage programs	262.6	3.7%	221.4	2.5%	-15.7%	181.5	2.0%	-18.0%
Customer advances	-	0.0%	64.1	0.7%	nm (2)	33.3	0.4%	-48.0%
Tax liabilities	41.1	0.6%	88.6	1.0%	115.6%	99.7	1.1%	12.5%
Other liabilities	142.3	2.0%	115.4	1.3%	-18.9%	34.2	0.4%	-70.4%
Total non-current liabilities	3,477.7	48.8%	3,670.8	42.1%	5.6%	4,474.9	49.4%	21.9%
Shareholders’ equity
Capital stock	1,363.9	19.1%	2,194.8	25.2%	60.9%	2,315.7	25.5%	5.5%
Capital reserves	89.6	1.3%	60.3	0.7%	-32.7%	60.3	0.7%	0.0%
Stock issuance costs	(113.3)	-1.6%	(132.5)	-1.5%	16.9%	(132.5)	-1.5%	0.0%
Profit reserves	918.6	12.9%	596.6	6.8%	-35.1%	642.9	7.1%	7.8%
Stock-based compensation	14.4	0.2%	19.0	0.2%	31.9%	43.7	0.5%	130.0%
Treasury stock	(41.2)	-0.6%	(11.9)	-0.1%	-71.1%	(11.9)	-0.1%	0.0%
Equity evaluation adjustments	(16.4)	-0.2%	0.8	0.0%	-104.9%	11.1	0.1%	1287.5%
Accumulated losses	(1,144.0)	-16.0%	(117.1)	-1.3%	-89.8%	-	0.0%	-100.0%
Total shareholders’ equity	1,071.6	15.0%	2,610.0	29.9%	143.6%	2,929.3	32.3%	12.2%
Total Liabilities and Shareholders’ Equity	7,131.9	100.0%	8,720.1	100.0%	22.3%	9,064.1	100.0%	3.9%
(1) vertical analysis (2) nm: not measured

Below are the balance sheets for 2008 and 2009, as derived from our financial statements in BRGAAP.

					Var
Balance Sheets (R$MM)	2008	AV(2)	2009	AV(2)	09/08
Current assets
Cash and cash equivalents	1,382.4	16.5%	193.9	2.9%	-86.0%
Restricted cash	18.8	0.2%	176.7	2.6%	839.9%
Financial investments	40.5	0.5%	221.0	3.3%	445.7%
Accounts receivable	519.3	6.2%	344.9	5.1%	-33.6%
Inventories	143.8	1.7%	194.0	2.9%	34.9%
Deferred taxes and tax credits	86.1	1.0%	110.8	1.6%	28.7%
Prepaid expenses	124.7	1.5%	123.8	1.8%	-0.7%
Deposits	50.4	0.6%	237.9	3.5%	372.0%
Other receivables and values	40.1	0.5%	49.4	0.7%	23.2%
Total current assets	2,406.1	28.6%	1,652.4	24.5%	31.3%
Non-current assets
Non-current assets
Deposits	778.3	9.3%	473.7	7.0%	-39.1%
Prepaid expenses	63.6	0.8%	58.8	0.9%	-7.5%
Restricted cash	7.3	0.1%	6.6	0.1%	-9.6%
Deferred taxes and tax credits	756.8	9.0%	493.8	7.3%	-34.8%
Other receivables and values	17.3	0.2%	14.0	0.2%	-19.1%

Total non-current assets	1,623.3	19.3%	1,046.9	15.5%	35.5%
Permanent assets
Property, plant & equipment	3,325.7	39.6%	3,011.1	44.7%	-9.5%
Intangible assets	1,045.8	12.4%	1,024.3	15.2%	-2.1%
Total permanent assets	4,371.5	52.0%	4,035.4	59.9%	-7.7%
Total non-current assets	5,994.8	71.4%	5,082.3	75.5%	15.2%
Total assets	8,400.9	100.0%	6,734.7	100.0%	19.8%

Liabilities
Current Liabilities
Loans and financing	455.0	5.4%	809.5	12.0%	77.9%
Trade payables	362.4	4.3%	283.7	4.2%	-21.7%
Financial lease payable	136.7	1.6%	157.9	2.3%	15.5%
Labor liabilities	233.2	2.8%	146.8	2.2%	-37.0%
Tax liabilities	57.3	0.7%	39.6	0.6%	-30.9%
Airport rates and tariffs	76.3	0.9%	97.2	1.4%	27.4%
Transportation to be provided	561.3	6.7%	572.6	8.5%	2.0%
Dividends payable	186.4	2.2%	0.6	0.0%	-99.7%
Mileage program	12.4	0.1%	18.4	0.3%	48.4%
Customer advances	126.1	1.5%	-	0.0%	-100.0%
Provisions	66.3	0.8%	165.3	2.5%	149.3%
Other liabilities	85.8	1.0%	211.1	3.1%	146.0%
Total current liabilities	2,359.2	28.1%	2,502.7	37.2%	6.1%
Non-current liabilities
Loans and financing	1,121.4	13.3%	1,023.2	15.2%	-8.8%
Financial lease payable	1,420.7	16.9%	1,429.2	21.2%	0.6%
Deferred taxes	341.0	4.1%	201.0	3.0%	-41.1%
Provision for contingencies	43.6	0.5%	52.5	0.8%	20.4%
Provisions	6.5	0.1%	-	0.0%	-100.0%
Customer advances	64.1	0.8%	-	0.0%	-100.0%
Tax liabilities	88.6	1.1%	41.1	0.6%	-53.6%
Other liabilities	115.4	1.4%	150.5	2.2%	30.4%
Total non-current liabilities	3,201.3	38.1%	2,897.5	43.0%	-9.5%
Shareholders’ equity
Capital stock	2,194.8	26.1%	1,363.9	20.3%	-37.9%
Stock issuance cost	(19.2)	-0.2%	-	0.0%	-100.0%
Capital reserves	60.3	0.7%	89.6	1.3%	48.6%
Profit reserves	596.6	7.1%	918.6	13.6%	54.0%
Deferred compensation	19.0	0.2%	14.4	0.2%	-24.2%
Treasury stock	(11.9)	-0.1%	(41.2)	-0.6%	246.2%
Equity evaluation adjustments	0.8	0.0%	(16.4)	-0.2%	-2150.0%
Accumulated losses	-	0.0%	(994.6)	-14.8%	#DIV/0!
Total shareholders’ equity	2,840.4	33.8%	1,334.3	19.8%	-53.0%
Total Liabilities and Shareholders’ Equity	8,400.9	100.0%	6,734.5	100.0%	-19.8%

10.2 Executive officers’ comments on:

a. Operating results of the Company in 2008, 2009 and 2010

i. description of any material components of revenue

Our total net revenue is derived from transporting passengers on our aircraft and from ancillary revenues comprising cargo transportation charges, our Smiles mileage program, our Onboard Sales, flight change and reimbursement fees and others. The table below shows the break-down of our gross revenue in the fiscal years ended on December 31, 2008, 2009 and 2010.

Income Statement (R$MM)	2008	AV(1)	2009	AV(1)	Var	2010	AV(1)	Var
					09/08			10/09
Passenger transportation revenue	5,890.1	91.9%	5,306.5	88.5%	-9.9%	6,277.7	89.9%	18.3%
Cargo transportation revenue	519.5	8.1%	686.2	11.5%	32.1%	701.8	10.1%	2.3%
Net operating revenue	6,409.6	100.0%	5,992.7	100.0%	-6.5%	6,979.4	100.0%	16.5%
Operating costs and expenses
Salaries, wages and benefits	(983.8)	-15.3%	(1,101.0)	-18.4%	11.9%	(1,252.4)	-17.9%	13.8%
Aircraft fuel	(2,630.8)	-41.0%	(1,813.1)	-30.3%	-31.1%	(2,287.4)	-32.8%	26.2%
Aircraft rent	(645.1)	-10.1%	(650.7)	-10.9%	0.9%	(555.6)	-8.0%	-14.6%
Advertising and publicity	(588.7)	-9.2%	(364.6)	-6.1%	-38.1%	(367.8)	-5.3%	0.9%
Aircraft and traffic servicing	(422.2)	-6.6%	(381.7)	-6.4%	-9.6%	(430.5)	-6.2%	12.8%

Maintenance and reparis	(388.0)	-6.1%	(417.2)	-7.0%	7.5%	(423.0)	-6.1%	1.4%
Landing and take-off fees	(338.4)	-5.3%	(312.6)	-5.2%	-7.6%	(331.9)	-4.8%	6.2%
Depreciation and amortization	(138.3)	-2.2%	(142.9)	-2.4%	3.3%	(281.6)	-4.0%	97.1%
Others	(359.5)	-5.6%	(441.0)	-7.4%	22.7%	(351.5)	-5.0%	-20.3%
Operating costs and expenses	(6,494.8)	-101.3%	(5,624.7)	-93.9%	-13.4%	(6,281.7)	-90.0%	11.7%
Operating income	(85.2)	-1.3%	723.4	12.1%	-949.1%	697.8	10.0%	-3.5%
Net financial income	(1,106.4)	-17.3%	342.8	5.7%	-131.0%	(311.3)	-4.5%	190.8%
Income tax and social contribution	(45.5)	-0.7%	135.6	2.3%	-398.0%	(172.3)	-2.5%	227.1%
Net profit (loss)	(1,237.1)	-19.3%	858.5	14.3%	-169.4%	214.2	3.1%	75.0%
EBITDAR	698.2	10.9%	1,161.5	19.4%	66.4%	1,535.0	22.0%	32.2%
Outstanding shares, final	202,300.6	N/A	265,279.5	N/A	N/A	270,336.7	N/A	N/A
Profit (loss) per share (R$)	(6.1)	N/A	3.2	N/A	N/A	0.8	N/A	N/A

Below are our income statements for the fiscal years ended on December 31, 2008 and 2009, as derived from our financial statements in BRGAAP:

					Var
Income Statement (R$MM)	2008	AV(1)	2009	AV(1)	09/08
Passenger transportation revenue	6,131.2	95.7%	5,546.6	92.6%	-9.53%
Cargo transportation revenue	218.9	3.4%	202.7	3.4%	-7.40%
Other revenues	321.9	5.0%	516.0	8.6%	60.30%
Gross operating revenue	6,672.0	104.1%	6,265.2	104.5%	-6.10%
Taxes and contributions	(262.4)	-4.1%	(272.5)	-4.5%	3.85%
Net operating revenue	6,409.6	100.0%	5,992.7	100.0%	-6.50%
Operating costs and expenses
Salaries, wages and benefits	(983.8)	-15.3%	(1,101.0)	-18.4%	11.91%
Aircraft fuel	(2,630.8)	-41.0%	(1,813.1)	-30.3%	-31.08%
Aircraft rent	(645.1)	-10.1%	(650.7)	-10.9%	0.87%
Advertising and publicity	(588.7)	-9.2%	(364.6)	-6.1%	-38.07%
Aircraft and traffic servicing	(422.2)	-6.6%	(381.7)	-6.4%	-9.59%
Maintenance and repairs	(388.0)	-6.1%	(417.2)	-7.0%	7.53%
Landing and take-off fees	(338.4)	-5.3%	(312.6)	-5.2%	-7.62%
Depreciation and amortization	(138.3)	-2.2%	(142.9)	-2.4%	3.33%
Others	(359.5)	-5.6%	(441.0)	-7.4%	22.67%
Operating costs and expenses	(6,494.8)	-101.3%	(5,624.7)	-93.9%	-13.40%
Operating income	(85.2)	-1.3%	723.4	6.1%	nm
Non-operating income	-	0.0%	-	0.0%	nm
Net financial income	(1,106.4)	-17.3%	342.8	5.9%	nm
Income tax and social contribution	(45.5)	-0.7%	135.6	2.3%	nm
					-
Net profit (loss)	(1,237.1)	-19.3%	858.5	14.3%	169.40%
Outstanding shares, final	202,300.6	N/A	265,279.5	N/A	N/A
Profit (loss) per share (R$)	(6.1)	N/A	3.24	N/A	N/A
EBITDAR	698.2	10.9%	1,161.5	19.4%	66.36%

ii. factors that materially affected the results of our operations

Our results of operations in 2010 were affected by the following key drivers:

     Strong growth in domestic market: In 2010, the aviation industry was impacted by the improved economic scenario in Brazil and South America as a whole, especially from the consumer confidence point of view and the expansion of the country’s emerging middle class, which led a greater number of people to opt for air transport. These were the main factors behind the increase in domestic demand for air transport, which led us to grow by 17.0% over 2009 in terms of revenue passenger kilometers in the domestic market.

     Implementation of new initiatives for cost reduction: We have completed the fleet renewal plan in 2010, with the return of the remaining 11 Boeing 737-300 aircraft that benefited future years with a reduction of approximately R$ 9 million per quarter of leasing expenses and their replacement by new Boeing 737-800 and 700s NGs aircrafts which provided lower cost of inventories and spare parts, less fuel consumption and lower crew training costs. We also have implemented several measures for cost reduction resulting in a reduction of other operating expenses, including: the implementation of the Shared Services Center, the adoption of Zero Based Budgeting methodology and investments linked to IT improvements of internal controls systems in order to improve operational efficiency. Also contributed to dilute fixed costs, the high aircraft utilization rate of 12.8 block hours per day in 2010, an increase of 10.4% compared to 11.6 hours daily block-registered in 2009.

Our results of operations in 2009 were affected by the following key drivers:

VRG Merger: Our corporate restructuring, which allowed us to fully integrate VRG into our operations, was concluded in the last quarter of 2008 and therefore we were operating on a fully integrated basis since January 2009. The merger was the key driver to the cost reduction and optimization of our route network, enabling us to gather the expected synergies from the VRG acquisition in 2007 (including the revamp of our Smiles loyalty program), benefit from our high frequency route network and generate operating profits in all quarters of 2009.

Better market positioning and focus on our competitive strengths: since the merger of VRG into our operations, we have focused on our core competitive strengths. We discontinued our intercontinental flights to the USA in mid-2008 and relied on our operations in Brazil and South America. According to TMC Brasil and Favecc, the largest business travel agency associations in Brazil, our market share among business passengers increased by 6.2 and 8.1 percentage points, from 34.5% to 40.7% and from 25.7% to 33.8%, respectively. These advantages combined with our low cost structure and dynamic yield management enabled us to also continue to offer low fares to compete against airlines and interstate buses and stimulate demand from the growing Brazilian middle class, resulting in a 6% increase in market share among first time travelers.

Positive macroeconomic scenario: demand in the Brazilian airline industry was, during the recent global financial crisis, not as significantly affected as worldwide air travel demand and demand in other consumer based industries in Brazil or worldwide. In 2009, volatility in the financial and oil markets was relatively low, which benefited our yield management and cost structure. The second half of 2009 was particularly positive, principally due to improved consumer confidence levels and an ongoing change in customer behavior, shifting towards a relative increase in leisure expenditures in the disposable income share of wallet. According to the Brazilian Ministry of Tourism, the Brazilian middle class will increase their share in the leisure segment from 35.5% between 2007 and 2009 to 58.5% between 2009 and 2011. In light of the combination of these factors, demand grew 17.7% in 2009 in the domestic market, the vast majority of which was generated during the second half, when the industry experienced domestic growth averaging more than 30% year over year from the last quarter 2008 as compared to the last quarter 2009. These positive factors were partially offset by a highly competitive scenario in the domestic market, principally during the months of September and October 2009.

Our operating income in 2008 was affected by the following key drivers:

Macroeconomic conditions: The record increase in fuel prices in the first half of 2008 and the strong devaluation of Real in relation to the US Dollar in the second half of 2008 had negative effects on our operating income in 2008. The crude oil price (WTI) increased by 38.3% over the same period of the previous year, from US$ 72.23 per barrel in 2007 to US$ 99.92 per barrel in 2008. In March 2008, the WTI crude oil price reached its historical record of US$ 145.29 per barrel. Within the context of the economic crisis and of the global financial markets, the oil prices dropped sharply in the last quarter of 2008, with the WTI crude oil closing the year 2008 at US$ 44.60 per barrel. Although the average exchange rate of Reais in relation to the US Dollar has dropped by 5.6% in comparison to the same previous period, decreasing from R$ 1.95 in 2007 to R$ 1.84 in 2008, Reais devaluated by 31.9% in absolute terms in the second half of 2008, decreasing from R$ 1.56 in July 2008 to its historic record of R$ 2.34 per US$ 1.00 in the end of 2008.

VRG Acquisition. In April 2007, the Company acquired VRG as part of its strategy to strengthen its market position by means of VRG’s rights to routes and operation in airports and its mileage program, the largest in South America. The acquisition was approved by ANAC on April 03, 2007 and by the CADE, the Brazilian antitrust authority, on June 25, 2008. Before the approval by CADE and the subsequent corporate reorganization, we had to operate two fully independent air companies until September 30, 2008, which resulted in lower load factors, coinciding routes, increase of operating and indirect costs and, consequently, lower efficiency in the fiscal year. In addition, the operating and technological integration of VRG gave rise to substantial costs in 2008. The launching and cancellation of our intercontinental operations to European destinations, a business whose opportunity we managed to obtain in 2007, proved not to be successful and resulted in lower than the expected revenues, in addition to higher administrative and operating costs than it was expected. In the meanwhile, we were unable to return or sublease all the wide-body Boeing 767 aircraft, which we ceased to operate in the second half of 2008. Our corporate reorganization occurred in September 2008, which allowed us to start in the last quarter of 2008 to consolidate our flights network, standardize our aircraft maintenance and optimize employees allocation thanks to standardization of jobs, responsibilities and salaries. In consequence, we managed to record an operating income of R$ 53.9 million in the last quarter of 2008.

Low fleet utilization and higher fares. By reason of the above mentioned factors, our operating income in 2008 was atypical, recording an increase of 32.2% in average fares and a reduction in block hours from 13.8 in 2007 to 12.1 in 2008. The cancellation of our long-distance operations and the increase in the minimum stay periods of our aircraft led to a reduction of 1.7 block hour in the utilization of our aircraft and to a reduction of nine sections of daily flights in 2007 to seven daily sections in 2008. Based on the available seat kilometer cost, the effect was partially offset by the 19.7% increase in our available seat kilometers in 2008. Increased fuel expenses led us to increase the fares average by 32.3%, which increased our yields and available seat kilometer revenues.

b. Variations in revenues due to changes of prices, exchange rates, inflation, changes of volumes and introduction of new products and services

Variations in revenues due to changes of prices, exchange rates, inflation, changes of volumes and introduction of new products and services have been already informed in item 10.1(h) above.

c. Impact of inflation, changes in prices of main raw-materials and products, foreign Exchange and interest rate on the operating and financial income of the Company.

Fares: We are allowed to set our own domestic fares without prior approval from the government and to offer discounts on such prices or to follow other promotional activities.

Fuel Price: At December 31, 2010, fuel expenses accounted for 36.4% of costs (32.3% in 2009 and 40.5% in 2008). Aircraft fuel price varies, both at short and long term, in line with variations in crude oil prices or its products.

Exchange rate: The exchange rate risk arises from the possibility of unfavorable variation in foreign currencies to which the Company’s liabilities or cash flow are exposed. The exposure of the Company’s equity items to the foreign currency risk arises, mainly, from foreign currency leases and loans.

The Company’s revenues are primarily generated in Reais, except for a small part in U.S. Dollar, Argentine Pesos, Aruba’s Florim, Bolívia’s Boliviano, Chile’s Pesos, Colombia’s Pesos, Paraguay’s Guaranis, Uruguay’s Pesos, Venezuela’s Bolivares, among others.

Credits risk: Credit risk is inherent to the Company’s operating and financial activities, mainly represented in the following items: accounts receivable, cash and cash equivalents, including bank deposits. The credit risk of “accounts receivable” arises from amounts receivable from the major credit card operators, whose credit risk is better or equal to the Company’s, and also from accounts receivable from travel agencies, sales in installments and government sales, with little part thereof being exposed to individuals’ or legal entities’ risk.

Interest rate: The Company’s income is exposed to fluctuations in domestic and international interest rates, substantially to the CDI and Libor, respectively. The major exposure is in mercantile lease expenses, indexed to Libor, and in local debts.

Liquidity risk: Liquidity risk is of two types: market liquidity risk and cash flow liquidity risk. The first one is linked to current market prices and varies in accordance with the types of assets and markets where they are traded. The cash flow liquidity risk, on its turn, is linked to supervening inability to comply with contracted operating obligations on the due dates.

10.3 Executive Officers’ comments on the relevant effects the following events may have caused or are expected to cause on the financial statements of the Company and on its results

a. Introduction or disposal of the operational segment

There has been no introduction or disposal o four operational segments that may have caused or is expected to cause relevant effects on the financial statements.

b. Organization, acquisition or disposal of equity interest

During the last 3 fiscal years we have not carried out any organization, acquisition or disposal of equity interest that may have caused or is expected to cause relevant effects on our financial statements.

c. Unusual events or transactions

There has been no unusual event or transaction not reflected in our financial statements.

10.4 Executive Officers’ comments on

a. Significant changes in the accounting practices

In the preparation of our individual financial statements, we have adopted all the pronouncements and respective technical interpretations and technical directions issued by the CPC and approved by the CVM, which, together with the accounting practices included in Brazilian corporate law are called as Brazilian generally accepted accounting practices (BR GAAP).

We have expanded the accounting policies in all the periods presented, which includes the opening balance sheet as of January 01, 2009 (transition date). In measuring the adjustments and preparing the referred opening balance sheet, we applied the requirements contained in CPC 43(R1) – Initial Adoption of Technical Pronouncements CPC 15 to 40, adjusting our individual financial statements in such manner that they could produce, when consolidated, the same values of shareholders’ equity, as those assigned to the controlling shareholder’s owners, and of income in relation to the consolidation prepared in conformity with the IFRSs by application of IFRS 1 and in CPC 37(R1) – Initial Adoption of International Accounting Standards. For such purpose, the Company applied to its individual financial statements the adjustments effected for adoption of he IFRSs in the consolidated financial statements. Such procedure was adopted as a manner to obtain the same income and shareholders’ equity considered for the controlling shareholder’s owners in the individual and consolidated financial statements.

In an explanatory note to the financial statements we present the reconciliation of the balance sheet and statement of changes in shareholders’ equity as of December 31, 2009 and January 01, 2009, and the reconciliation of the income statement and cash flow statement as of December 31, 2009 from the previously adopted accounting practice to the currently adopted.

The transition date of the consolidated financial statements in accordance with the IFRSs is January 01, 2007, which statements were filed in form 20-F with the U.S. Securities and Exchange Commission – SEC. However, with the exclusive purpose of meeting the rules issued by the Brazilian Securities and Exchange Commission – CVM, the Brazilian regulatory agency, we are also presenting the consolidated balance sheet as of January 01, 2009 in order to reconcile the accounting practice previously adopted in Brazil with the one currently adopted (application of technical pronouncements CPC 15 to 40), it being certain that there are no divergences between the consolidated financial statements prepared in conformity with the current accounting practices adopted in Brazil and the consolidated financial statements in conformity with the IFRSs. At the transition date for adoption of the IFRSs we adopted the “deemed cost”. Since then, the property, plant & equipment value reflects the estimated useful life provided for by the accounting standard.

As permitted by the SEC and by the CVM, and aiming at meeting the information requirements of the markets in which we operate, we present our financial statements pursuant to the international accounting standard issued by the “International Accounting Standards Board – IASB” in IFRS, as well as in conformity with the terms of the Brazilian Corporate Law, simultaneously, through CVM instruction 457/07, amended by CVM instruction 485/10.

b. Significant effects of the changes in the accounting practices

All the effects of the changes in accounting practices impacted controlled company VRG. Therefore, such effects were captured by the controlling company by the equity method, with impact on Investments and Equity Method Result.

Conciliations between previous and current accounting practices

a) Balance sheet conciliation

					As of 12/31/09 (date of the last
					period presented in accordance with
		As of 01/01/09			the previous accounting practices)
				Current			Current
		Previous		BRGAAP/	Previous		BRGAAP/
	Item	BRGAAP	Adjust.	IFRSs	BRGAAP	Adjust.	IFRSs
ASSETS
Current assets
Cash and cash equivalents	(iv)	193,947	(24,617)	169,330	1,382,408	-	1,382,408
Restricted cash		176,697	-	176,697	18,820	-	18,820
Financial investments	(iv)	220,967	24,618	245,585	40,444	-	40,444
Accounts receivable		344,927	-	344,927	519,308	-	519,308
Inventories	(ii)	194,015	(5,851)	188,164	143,810	(5,851)	137,959
Tax credits		110,767	-	110,767	86,125	-	86,125
Prepaid expenses	(iv)	123,797	4	123,801	124,728	-	124,728
Deposits		237,914	-	237,914	50,429	-	50,429
Other receivables and
values	(iv)	49,440	2,946	52,386	40,037	2,946	42,983
		1,652,471	(2,900)	1,649,571	2,406,109	(2,905)	2,403,204

Non-current assets
Deposits	(iv)	473,666	19,794	493,460	778,355	26,785	805,140
Prepaid expenses		58,793	-	58,793	63,574	-	63,574
Restricted cash		6,589	-	6,589	7,264	-	7,264
Deferred taxes	(iii)	493,771	109,300	603,071	756,836	109,300	866,136
Other receivables and
values	(iv)	13,969	84,987	98,956	17,304	-	17,304
Property, plant &
equipment		3,011,105	-	3,011,105	3,325,713	-	3,325,713
Intangible assets		1,024,290	186,030	1,210,320	1,045,755	186,030	1,231,785
		5,082,183	400,111	5,482,294	5,994,801	322,115	6,316,916

Total assets		6,734,654	397,211	7,131,865	8,400,910	319,210	8,720,120

					As of 12/31/09 (date of the last period
					presented in accordance with the
		As of 01/01/09			previous accounting practices)
				Current			Current
		Previous		BRGAAP/	Previous		BRGAAP/
	Item	BRGAAP	Adjust.	IFRSs	BRGAAP	Adjust.	IFRSs
LIABILITIES
Current liabilities
Loans and financing		967,452	-	967,452	591,695	-	591,695
Trade payables		283,719	-	283,719	362,382	-	362,382
Labor liabilities		146,805	-	146,805	233,162	-	233,162
Tax liabilities		39,605	-	39,605	57,277	-	57,277
Airport rates and tariffs		97,210	-	97,210	76,331	-	76,331
Transportation to be provided		572,573	-	572,573	561,347	-	561,347
Dividends payable		577	-	577	186,416	-	186,416
Mileage program	(i)	18,399	71,644	90,043	12,382	80,159	92,541
Customer advances		-	-	-	126,059	-	126,059
Provisions		165,287	-	165,287	66,259	-	66,259
Other liabilities	(iv)	211,057	8,251	219,308	85,879	-	85,879

		2,502,684	79,895	2,582,579	2,359,099	80,159	2,439,258

Non-current liabilities
Loans and financing		2,452,437	-	2,452,437	2,542,167	-	2,542,167
Deferred taxes	(iii)	201,024	220,943	421,967	341,032	221,271	562,303
Provisions	(iv)	52,529	104,781	157,310	50,049	26,785	76,834
Mileage program	(i)	-	262,626	262,626	-	221,414	221,414
Customer advances		-	-	-	64,087	-	64,087
Tax liabilities		41,055	-	41,055	88,642	-	88,642
Other liabilities	(iv)	150,532	(8,249)	142,283	115,429	-	115,429
		2,897,577	580,101	3,477,678	3,201,406	469,470	3,670,876

Shareholders’ equity
Capital stock		1,363,946	(113,328)	1,250,618	2,175,600	(113,328)	2,062,272
Capital reserves		89,556	-	89,556	60,263	-	60,263
Profit reserves		918,565	(918,565)	-	596,627	(596,627)	-
Treasury stock		(41,180)	-	(41,180)	(11,887)	-	(11,887)
Equity evaluation adjustments		(16,373)	-	(16,373)	818	-	818
Share-based compensation	(iv)	14,444	(14,444)	-	18,984	-	18,984
Accumulated losses		(994,565)	783,552	(211,013)	-	479,536	479,536

Total shareholders’ equity		1,334,393	(262,785)	1,071,608	2,840,405	(230,419)	2,609,986

Total liabilities and
shareholders’ equity		6,734,654	397,211	7,131,865	8,400,910	319,210	8,720,120

b) Consolidated shareholders’ equity conciliation

	Shareholders’ equity
	12/31/09	01/01/09
Pursuant to accounting practices
previously adopted in Brazil	2,840,405	1,334,393
Mileage program (i)	3,034	(29,663)
Effects of companies acquisition (ii)	(346,306)	(346,306)
Deferred taxes (iii)	112,853	113,184
Pursuant to current BR GAAP /IFRS	2,609,986	1,071,608

Notes to reconciliations

i) Mileage program

Since the acquisition of VRG, the Company operates a frequent flyer program, (“Smiles Program”) that provides travel and other awards to members based on accumulated mileage credits.

The mileage portion of the revenue is deferred, so that it is recognized in the income statement only when the miles are used and the service is rendered. For IFRS purposes, the deferred revenue is recorded at the fair value based on the estimated average sale price of all the miles that were deferred, while in the financial statements prepared in conformity with the Brazilian accounting practices until December 31, 2009, the obligations were recognized at their incremental cost, which consisted of the additional cost for the services rendered.

The accounting impacts of said adjustment to the shareholders’ equity from January 01 to December 31, 2009 were R$(29,663) and R$3,034), respectively, an of R$32,366 in the income for the year ended on December 31, 2009.

ii) Difference in accounting for companies acquisition

In accordance with the IFRS, the purchase price for VRG was allocated based on the fair value of the net assets acquired and the net liabilities undertaken, including contingent liabilities, and the purchase price surplus was recorded as premium due to the expected future profitability of the transaction. In the financial statements prepared in conformity with the accounting practices previously adopted in Brazil, the premium was calculated based on the book value of the shareholders’ equity of the company acquired. In connection with the adoption of the new pronouncements effective in 2010, the premium was calculated based on the fair values of assets and liabilities and the Company allocated part of the premium to the intangible assets in order to better reflect the economic essence of the transaction.

iii) Deferred taxes

Deferred taxes correspond to the relative differences of accounting criteria adopted in the preparation of the financial statements pursuant to the IFRSs and the financial statements prepared pursuant to the accounting practices previously adopted in Brazil (BR GAAP).

The impacts of such adjustment on the shareholders’ equity as of January 01 and December 31, 2009 were R$113,184 and R$112,853, respectively, and in the income, they were R$(331) for the fiscal year ended on December 31, 2009.

iv) Reclassifications among Balance Sheet lines for equalization of differences in the allocation of some items between previous BRGAAP and current BRGAAP/IFRSs.

c) Conciliation of the consolidated income statement

		Fiscal year ended as of 12/31/09 (date
		of the last period presented in
		accordance with the previous accounting
		practices)
				Current
		Previous		BRGAAP/
	Item	BRGAAP	Adjust.	IFRSs
Net revenue
Passenger transportation	(i)	5,293,251	13,279	5,306,530
Cargo transportation and other	(i)	699,434	19,418	718,852
		5,992,685	32,697	6,025,382

Cost of services rendered		(4,697,612)	-	(4,697,612)
Gross profit		1,295,073	32,697	1,327,770

Operating expenses (revenues)
Selling expenses		(474,792)	-	(474,792)
Administrative expenses		(452,324)	-	(452,324)
Other operating revenues (expenses)		12,638	-	12,638
		(914,478)	-	(914,478)

Operating income		380,595	32,697	413,292

Financial income
Interest on loans		(275,466)	-	(275,466)
Financial investment income		10,423	-	10,423
Net income from derivatives		(80,332)	-	(80,332)
Net foreign exchange variation		708,240	-	708,240
Other		(20,021)	-	(20,021)

		342,844	-	342,844

Income before income tax and social contribution		723,439	32,697	756,136
Current income tax and social contribution		(609)	-	(609)
Deferred income tax and social contribution	(iii)	135,636	(331)	135,305
		135,027	(331)	134,696

Net income for the year		858,466	32,366	890,832

d) Effects of the adoption of the IFRSs in the consolidated statements of cash flow

	As of 12/31/09 (date of the last period
	presented in accordance with the previous
	accounting practices)
	Previous		Current BR
	BRGAAP	Adjust.	GAAP/IFRSs
Cash flows of the operating activities	457,259	-	457,259
Cash flows of the investment activities	(19,195)	24,617	5,422
Cash flows of the financing activities	769,238	-	769,238

c. Provisos and emphasis contained in the auditor’s opinion

Emphasis

The individual financial statements of the Company were prepared in accordance with the accounting practices adopted in Brazil. In the position of GOL Linhas Aéreas Inteligentes S.A., such accounting practices differ from IFRS, which applies to the separated financial statements, being the difference between those the valuation of the investments in controlled companies. The equity method is adopted by the accounting practices in Brazil, whereas the cost or fair value is adopted by the IFRS.

10.5 Critical accounting policies we adopted, contemplating, in special, accounting estimates made by the management about uncertain matters that are relevant for the description of the financial situation and the results, which require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of non-current assets, pension plans, adjustments to foreign currency conversion, environmental recovery costs, criteria for assets and financial instruments recovery test

Main Accounting Policies

The preparation of our consolidated financial statements in conformity with the accounting practices adopted in Brazil requires our management to adopt accounting policies and make estimates and judgments to develop amounts reported in our consolidated financial statements and related notes. We strive to maintain a process to review the application of our accounting policies and to evaluate the appropriateness of the estimates that are required to prepare our consolidated financial statements. We believe that our estimates and judgments are reasonable; however, actual results and the timing of recognition of such amounts could differ from those estimates. In addition, estimates routinely require adjustment based on changing circumstances and the receipt of new or better information. Some accounting policies require the use of estimates that are reflective of significant judgments and uncertainties, taking into consideration past and present events, assumptions related to future events, and other objective and subjective values. The settlement of the transactions involving such estimates potentially result in materially different outcomes in relation to those recorded in the financial statements due to the inaccuracies inherent to their determination process. For a discussion of these and other accounting policies, see Note 2 to our consolidated financial statements.

Accounting for Property, Plant & Equipment

Property, plant and equipment, including rotable parts, are recorded at the acquisition or construction cost that includes interest and other financial charges. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Aircraft and engine spares acquired on the introduction or expansion of a fleet, as well as rotable spares purchased separately, are carried as fixed assets and generally depreciated in line with the fleet to which they relate. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft. The properties are depreciated according to the straight line method up to their residual values estimated at rates that take into consideration the estimated useful life of the properties. Leasehold improvements, aircraft, personal properties and airport basis are amortized pursuant to the term of the rent or lease agreements.

Major maintenance expenses related to components of property, plant & equipment and the main engine overhauls are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major overhaul. All other replacement spares and costs relating to maintenance of fleet assets are charged to the income statement on consumption or as incurred. Interest costs incurred and exchange differences on borrowings that fund progress payments on assets under construction are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.

Lease Accounting

Aircraft lease agreements are accounted as either operating or capital leases (finance leases). When the risks and benefits of the lease are transferred to us, as lessee, the lease is classified as capital lease. All other lease agreements are classified as operating lease.

Capital leases are accounted as a fixed asset and a corresponding liability recorded as a loan, based on the lesser of the fair value of the present value of the minimum lease payments or the aircraft value at the effective date of the lease agreement. Capital lease payments are accounted in current assets and in non-current assets based on the present value of the outstanding payments, so as to obtain a constant interest rate. The difference between the present value and the total value of the outstanding installments is appropriated to the income statement as a financial expense for the remainder of the agreement, based on the amortized cost method and on the effective interest rate.

Aircraft subject matter of capital lease, recorded in property, plant & equipment which purchase option at the end of the agreement, are depreciated according to the straight line method throughout the estimated useful life of the aircraft up to their residual value of 20%, estimated based on its experience and appreciation at market prices. For the other aircraft, while it is not reasonably certain that we will have the ownership of the aircraft at the end of the contractual term, the depreciation takes into consideration the shorter term of the estimated remaining useful life and the expiration of the lease agreement.

The operating lease amounts are accounted in the income statement at the time the payments are effected. The differences between the amounts actually paid for the lease obligations and the rent recognized as expense in the income statement are either accounted as prepaid expenses or a provision is posted therefor in the balance sheet.

Gains or losses arising out of sale-leaseback transactions are accounted as follows:

• Immediately in the income statement when it is certain that the transaction was at the fair value,

• If the sale price is less than the fair value, any gain or loss shall be immediately recognized in the income statement, except if the loss is compensated by future lease payments of less than market value, where the gains or losses are deferred and amortized proportionally to the lease payments throughout the term of the lease.

• When the sale price gives rise to a gain, the amount exceeding the fair value is deferred and amortized throughout the period in which the aircraft is expected to be used. The amortization of such gains is recorded as a reduction of lease expenses.

Goodwill and intangible assets

Intangible assets include software rights and the goodwill in the acquisition of VRG arising out of the expected future profitability. Intangible assets with defined lives are amortized to their estimated economic life and tested for impairment, in case indication of impairment is identified. Intangible assets with indefinite lives are not amortized, and are tested for impairment annually.

The goodwill arising out of the acquisition of VRG on April 09, 2007 is based on future profitability and would be amortized to the extent of profit generation up to 10 years from the date it was created. Based on the profit projections of the acquired company, which contemplated its reorganization, concluded in the last quarter of 2008, there has been no amortization of the goodwill in 2008. Since January 01, 2009, due to the change in the accounting practice adopted in Brazil, goodwill is no longer amortized and shall be annually tested to impairment.

Derivative financial instruments

In executing the risk management program, management uses a variety of derivative financial instruments, including oil call options, interest rate swap and forward contracts in foreign currency, to protect against sharp changes in market prices and to mitigate the volatility of its expenditures related to these prices. The Company does not hold or issue derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recognized at fair value and subsequently the change in fair value is recorded in profit or loss, unless the derivative meets the strict criteria for cash flow hedge accounting:

Cash flow hedge

For hedge accounting purposes, according to CPC 14, the hedge instrument is classified as flow hedge when it protects against the exposure to fluctuations in cash flow that are attributable both to a particular risk associated with an asset or liability recognized and to an operation that is highly likely to occur or to an exchange rate risk for an unrecognized firm commitment.

At the beginning of a hedge transaction, the Company designates and formally documents the item covered by the hedge, as well as the objective of the hedge and the risk policy strategy. Documentation includes identification of the hedge instrument, the item or transaction to be protected, the nature of the risk to be hedged and how the entity will determine the effectiveness of the hedge instrument in offsetting exposure to variations in the fair value of the item covered or the cash flows attributable to the risk covered. The purpose is that such hedge instruments will be effective in offsetting the changes in fair value or cash flows and they are constantly appraised to determine if they really have been effective throughout the entire period for which they have been designated.

The actual gain or loss arising out of the variation in the fair value of the hedge instrument is directly accounted in the shareholders’ equity, while any ineffective portion thereof is immediately accounted as a financial income or expense in the income statement.

Amounts classified in equity as adjustment to the equity result are transferred to profit or loss each period in which the hedged transaction affects profit or loss, rectifying the amount of the expense subject matter of the hedge. If the hedged item is the cost of a non-financial asset, the amounts classified in equity are transferred to the initial carrying amount of the non-financial asset.

If the firm commitment is no longer expected to occur, amounts previously recognized in equity are transferred to profit or loss. If the hedging instrument expires, is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity are recognized in profit or loss.

The Company measures quarterly the effectiveness of the hedge instruments in offsetting changes in prices, as required in CPC 14. Derivative financial instruments are effective if they offset between 80% and 125% of the changes in price of the item for which the hedge has been contracted. Any gain or loss resulting from changes in the fair value of the derivative financial instruments during the quarter in which they are not qualified for hedge accounting, as well as the ineffective portion of the instruments designated for hedge accounting are recognized as other finance income (expenses).

The Company had the following derivative financial instruments classified as cash flow hedge: petroleum call options, foreign currency call options denominated in U.S. Dollars, forward contracts for U.S. Dollars and Libor interest swap.

Aircraft maintenance and repair costs. These are represented by aircraft and engine maintenance deposits, guarantee deposits and performance bonds under lease agreements.

Maintenance deposits refer to payments made by us to the aircraft lessors for future maintenance of aircraft and engines. The recoverable deposits denominated in US Dollars are monetarily indexed to the foreign exchange variation and the prepaid maintenance deposits are recorded at the book value of the payments, being recognized in the income statement as maintenance costs when they are actually incurred, in accordance with the maintenance expenses accounting policy. Our Management carries out regular analysis of the maintenance deposits and believes that the amounts recorded in the consolidated balance sheet as deposits are recoverable.

Guarantee deposits and performance bonds under lease agreements are represented by amounts deposited for monthly lease payments offered on lessors’ behalf, as initially set forth in the lease agreements. The deposits and bonds are denominated in US Dollares, do not bear interest and are reimbursable to the Company at the expiration of the lease agreements.

Revenue Recognition and Mileage Program

The mileage program denominated Smiles consists in converting miles accumulated by passengers flying our own aircraft or those of our air partners, to which we extend our mileage arrangements, services and products contracted with non-air carriers engaging in the financial, oil, hotel and insurance industries in prizes and air tickets. The obligations related to miles issued, accumulated and not redeemed are accounted as a counter-entry of selling expenses. The obligations are estimated pursuant to the estimated total of tickets to be granted, which are valued based on the incremental cost, that is, the additional cost per passenger boarded, assuming that the seats offered by the program would not be occupied by paying passengers. The revenue arising out of miles sold to non-air carriers that are partners of the Smiles program are recorded as other revenues when the miles are sold.

Share-Based Payments

Compensation expenses related to stock purchase options granted to our employees are accounted in the financial statements based on their fair value at the date they were granted. After the initial accounting, the transaction values that shall be settled by means of the issued of shares will not be adjusted. The expenses are accounted in the income statement during the vesting period provided for in the compensation plan based on the stock purchase options granted.

Provisions for aircraft redelivery costs

For certain operating leases, the Company is contractually obligated to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return condition criteria throughout the duration of the lease.

Deferred Taxes

Deferred income and social contribution taxes are a result of accumulated tax losses, temporary negative tax basis of the social contribution, temporary additions to the taxable profit and temporary differences arising out of neutrality for tax purposes, according to the tax election made by our company and by our controlled company for the Transition Taxation System (RTT) adopted by Law no. 11.638/07 and by Law no. 11.941/08. The tax credits arising out of accumulated losses and negative tax basis of the social contribution are recorded when there is evidence that future taxable profit will be available to use such tax credits, with due regard to the limitations provided by law, based on projections for future taxable profits substantiated in internal premises approved by our Management bodies, and on future economic scenarios, subject to changes.

10.6 Internal controls adopted for ensuring preparation of reliable financial statements:

a. Efficiency level of such controls, indicating eventual imperfections and actions adopted to remedy them

We believe that our internal control procedures ensure efficiency, accuracy and reliability in the preparation and presentation o four financial statements. We have adopted the criteria provided for by the Treadway Commission Committee for Sponsorship Organizations (COSO) in Internal Control – Integrated Structure. Based on such criteria, our Executive Officers believe that our internal controls over financial reporting are adequate.

b. Weaknesses and recommendations about internal controls contained in the independent auditor’s opinion

Our independent auditors, during the performance of their auditing of the Financial Statements, have identified the need to improve certain internal controls and made recommendations to this effect to the Executive Officers.

All the weaknesses and recommendations regarding internal controls, as feasible, were duly reviewed by the Executive Officers and the pertinent issues were corrected with the purpose of mitigating possible business risks.

10.7 Executive Officers’ comments in case the Company has already conducted a public offering

At October 19, 2009, our primary and secondary public offering of shares was completed, with placement of 62.2 million preferred and common shares at the price of R$16.50 per share (US$9.48 per ADS), generating an increase in our cash position of R$627.1 million, with the primary offering having recorded 38.0 million shares.

The difference between the total financial volume of the offering inr elation to the primary offering is due to the financial structure that is necessary for keeping the capital stock proportion of 50% common shares and 50% preferred shares (including ADSs), in order to comply with the Brazilian Corporation Law. Within the mentioned shareholding structure, Fundo Volluto, our controlling shareholder, sold part of their preferred shares to investors participating in the offering and used the proceeds received from the sale to purchase common shares that were issued for purposes of complying with the Brazilian law, as well as to enable our capital increase, thus fulfilling the objectives previously determined.

There has been no material deviation between the actual use of the funds and the proposal for use of the funds we disclosed in the Distribution Prospectus.

10.8 Executive Officers’ description of material items not shown in the Company’s financial statements

a. Assets and liabilities held by the Company, either directly or indirectly, not shown in the balance sheet (off-balance sheet items)

None of our operating lease obligations are reflected on our balance sheet. At December 31, 2010, we had 86 aircraft recognized as operating lease on our balance sheet. We are responsible for all maintenance, insurance and other costs associated with operating these aircraft; however, we have not committed to pay any residual value or made other guarantees to our lessors.

Future payments of operating leases not subject to cancellation are denominated in US Dollars and as of December 31, 2010 they were accounted as follows:

	2010	2009	2008
2009	-	-	673,520
2010	-	515,936	592,014
2011	222,891	489,655	574,701
2012	224,343	466,315	532,256
2013	225,841	402,497	449,289
2014	226,791	245,792	247,954
2015	221,488	134,582	108,706
After 2015	984,366	243,794	106,746
Total minimum lease payments	2,105,720	2,498,571	3,285,186

b. Other off-balance sheet items

There are no off-balance sheets items other than those informed in item 10.8.b above.

10.9 Executive Officers’ comments in relation to each of the off-balance sheet items indicated in item 10.8

The Executive Officers have no comments other than those mentioned in item 10.8. “a”, above.

10.10 Main elements of the Company’s business plan:

a. Investments, including:

i. quantitative and qualitative description of the investments in progress and of the projected investments

Our growth plans contemplate the operation of 121 aircraft by the end of 2013. At December 31, 2010 we had 100 firm orders, 10 purchase rights and 40 purchase options granted on a non-remunerated basis. The approximate value of the firm orders, not considering contractual discounts, is R$16,427.8 million (corresponding to US$9,859.5 million). Aircraft purchase commitments include estimates for contractual price increases during the construction stage.

Within one year, prepayments will be made for 19 aircraft, with estimated deliveries until December 2013.

At December 31, 2010, such prepayments represented commitments in the amount of R$1,943.9 million.

						After
	2011	2012	2013	2014	2015	2015	Total
Prepayments for
aircraft acquisition	191.2	402.0	478.8	444.1	360.9	67.0	1,943.9
Aircraft purchase
commitments	882.9	386.0	2,107.4	3,380.7	2,944.6	6,726.1	16,427.8
Total	1,074.1	788.0	2,586.2	3,824.7	3,305.6	6,793.1	18,371.7

There has been no material capital divestitures in fiscal years 2008 to 2010. There has been, in the same period, no investment related to purchase of equity interest in other companies.

ii. sources of investment financing

Our strategy is to fund our working capital needs for current and future operations out of our operating cash flows . Our operating cash flows are affected by provisions set forth in some aircraft operating lease agreements requiring deposit reserve accounts to be held at specific levels for defraying maintenance costs of our aircraft. The funds shall be withdrawn from the maintenance reserve accounts for reimbursement of certain structural maintenance costs incurred. We believe that the amounts already deposited, and yet to be deposited, added by our own cash resources, will be sufficient to cover our future aircraft and maintenance costs, throughout the term of the respective operating leases.

When necessary, we obtain loans for financing our investments, which can be secured by our receivables, to finance the sale-to-cash collection cycle. We have a strong balance sheet, especially our cash and cash equivalents position which amount to at least 28.3% of our last twelve months’ net operating revenues.

We are also committed to have no significant financial debt maturities coming due within any three-year horizon

iii. material divestitures in progress and projected divestitures

None.

b. acquisitions already disclosed of plants, equipment, patents and other assets that are likely to materially affect the productive capacity of the Company

Throughout year 2010, we received 10 Boeing 737-800 NG aircraft as part of our fleet renewal plan.

At March 18, 2010, we announced the conclusion of the 2nd stage of the expansion of the Confins Maintenance Center. Upon the conclusion of such second stage, we will be able to service up to 120 aircraft per year, against 60 aircraft in the first stage of the hangar construction. The Company invested R$65 million in the expansion project. The works added 28,100 m2 to the already existing 17,500 m2, resulting in a total area of 45,600 m2 designed for maintenance and support works. The yard was expanded from 27,000 m2 to 47,000 m2. The useful area distributed within the hangars was increased to 107,220 m2.

c. New products and services, indicating: (i) description of the researches in progress that were already disclosed; (ii) total amounts spent by Company in researches for development of new products or services; (iii) projects currently developed that were already disclosed; and (iv) total amounts spent by the Company in the development of new products or services.

Routes and Timetables

We have increased the number of flights to and with stops at the main airports in Brazil, besides the addition of new destinations in the Caribbean, which we expect will result in new growth opportunities both in the domestic and international markets.

Our operating model provides for a highly integrated network with multiple stops, which differs from the “point-to-point” model adopted by other low-cost air carriers around the world. The high level of flight integration in certain airports allows us to offer non-stop low-fare frequent flights connecting the main economic centers in Brazil, as well as a wide variety of connecting flights within our network, connecting pairs of cities through a combination of two or more flights with low stop or connection time. Additionally, our network allows us to increase our aircraft utilization rates in our routes of main city pairs, using airports in these cities for enabling our passengers to take the necessary connecting flights to reach their final destinations. This strategy has increased our aircraft utilization rate, attracting passengers traveling to secondary destinations, who prefer to pay lower fares even though it means to make on or more stops before reaching the final destination. More than 40% of our passengers take connecting flights or stop in one or more places before reaching their final destinations. Our operating model allows us to structure our routes in order to include destinations that would not be possible to be reached under the traditional “point-to-point” model, but which have become possible to be reached when we simply included them as additional points in an interlinked air network such as ours. We do this by offering low-fare flights for night traveling, which may be the first or last stops in our routes, thus allowing an increase in our aircraft utilization rate and additional revenue generation. With our offering of international flights to destinations in South America and the Caribbean and with integrated stops in our network, we were able to create incremental traffic opportunities, feed our network and increasing our general load factor and our competitive edges, supporting our strategy to expand our network, and stimulating the demand for our services.

At December 31, 2010, we offered more than 900 daily flights to 59 destinations interconnecting the most important cities in Brazil.

Secondary Revenues

We are constantly examining opportunities to generate additional secondary revenues, such as travel insurance sale, marketing activity and other services which may help us derive better benefit from the large number of passengers in our flights and from the large number of customers using our Internet site. We believe that integrating travel-related products to our e-commerce platform is essential for more rapidly increasing our secondary revenues. We have planned to offer our customers comfort and convenience by improving our current e-commerce platform, making it a fully integrated portal that provides a large variety of integrated travel-related products charged in one sole invoice. Additionally, we have planned to integrate the Smiles and Gollog platforms into our air fare sales portal, in order to provide our customers with convenience and simplicity.

10.11 Comments on other factors that materially influence the operating performance and that have not been identified or commented in the other items of this section

We believe in a strong recovery of the Brazilian economy, especially in the middle class growth in the next years. We are projecting an increase in demand for domestic flights at a level above the GDP’s growth. We have also planned to continue expanding our capacity on a conservative basis, to the extent of the demand growth, and we believe that the yields in our network are likely to remain stable in relation to 2010. Such positive operating and macroeconomic scenario, allied to our strategy of continuing to increase our passenger transportation revenue while reducing even more and diluting our unit costs, are likely to increase even more our operating margins.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.